===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ____________

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            DATE: FEBRUARY 22, 2001

                                     UBS AG

                              (Registrant's Name)

                  Bahnhofstrasse 45, Zurich, Switzerland, and
                     Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F [X]                  Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.


                       Yes [ ]                         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                                                           Group Media Relations
                                                                         Hotline
                                                           Tel. +41-61-288 65 95


                                                                     www.ubs.com


                                                                22 FEBRUARY 2001



Media release

FOR IMMEDIATE RELEASE

UBS RESULTS FOR FULL-YEAR 2000:
NET PROFIT AFTER TAX CHF 7,792 MILLION


UBS REPORTS A RECORD ANNUAL RESULT WITH A NET PROFIT FOR 2000 OF CHF 7,792 MILLION. ADJUSTED FOR SIGNIFICANT FINANCIAL EVENTS, NET PROFIT WAS CHF 8,132 MILLION, REPRESENTING YEAR-ON-YEAR GROWTH OF 74%. ALSO ON AN ADJUSTED BASIS AND PRE-GOODWILL, EARNINGS PER SHARE WAS CHF 21.83 AND RETURN ON EQUITY 24.3%. GROUP ASSETS UNDER MANAGEMENT INCREASED BY CHF 725 BILLION TO CHF 2,469 BILLION FOLLOWING THE INCLUSION OF PAINEWEBBER.

Zurich/Basel, 22 February 2001 - UBS achieved a record annual result for 2000 with a net profit of CHF 7,792 million, or CHF 8,132 million once adjusted for significant financial events. This strong performance reflects the skills and dedication of UBS staff, the Group's increasingly distinct positioning and the quality of its earnings across varied market conditions. In a difficult year for the equity markets, the UBS share price rose 23% over the twelve months.

Pre-goodwill amortization and adjusted for divestments, one-off provisions and restructuring costs, return on equity for the year increased from 18.2% in 1999 to 24.3%, well in excess of UBS's target range of 15-20% across the cycle. On the same basis, earnings per share increased 76% from CHF 12.37 to CHF 21.83. The cost/income ratio for the year was 69.2%, down from 73.3% in 1999. Group assets under management increased by CHF 725 billion to CHF 2,469 billion, boosted by the inclusion of PaineWebber, which more than offset the effect of the falling dollar and weaker equity markets in the latter part of the year.

FOURTH QUARTER RESULTS
Net profit in the fourth quarter was CHF 1,449 million, or CHF 1,634 million once adjusted for significant financial events. This is 54% higher than in fourth quarter 1999 but 21% below the previous quarter's level. Excluding the estimated impact of the merger with PaineWebber, underlying net profit fell 8% quarter on quarter, an excellent result considering the less favorable market conditions and the seasonal slowdown. UBS Switzerland's Private & Corporate Clients business produced another strong result in the fourth quarter and Private Banking also continued its good performance relative to 1999 (+22% compared to fourth quarter 1999). UBS Asset Management's relative investment performance staged an impressive comeback as its core price/value style outperformed growth-based strategies. UBS Warburg's Corporate & Institutional Clients business unit more than doubled its pre-tax profit compared with fourth quarter 1999, with Corporate Finance performing particularly strongly.

UBS GROUP FINANCIAL HIGHLIGHTS




                                                          Quarter ended             % change from                 Year ended
                                                          -------------              -------------                ----------
CHF million, except where indicated               31.12.00   30.9.00    31.12.99(1)  3Q00     4Q99           31.12.00    31.12.99(1)
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INCOME STATEMENT KEY FIGURES
Operating income                                     9,300     8,545       6,789        9       37             36,402      28,425
Operating expenses                                   7,364     5,842       5,540       26       33             26,203      20,532
Operating profit before tax                          1,936     2,703       1,249      (28)      55             10,199       7,893
Net profit                                           1,449     2,075       1,069      (30)      36              7,792       6,153
Cost / income ratio (%)(2)                            78.4      69.5        81.1                                 72.2        69.9
Cost / income ratio before
goodwill amortization (%)(2),(3)                      75.6      68.0        79.8                                 70.4        68.7
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (CHF)
Basic earnings per share(6)                           3.39      5.15        2.69      (34)      26              19.33       15.20
Basic earnings per share before goodwill(3),(6)       4.02      5.46        2.92      (26)      38              20.99       16.04
Diluted earnings per share(6)                         3.34      5.09        2.66      (34)      26              19.04       15.07
Diluted earnings per share before goodwill(3),(6)     3.95      5.40        2.88      (27)      37              20.67       15.90
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RETURN ON SHAREHOLDERS' EQUITY (%)
Return on shareholders' equity(4)                                                                                21.5        22.4
Return on shareholders' equity before goodwill(3),(4)                                                            23.4        23.6
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                                                                                   % change from
                                                                                   --------------
As of                                             31.12.00   30.9.00   31.12.99(1) 30.9.00 31.12.99
---------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Shareholders' equity                                44,833    36,928      30,608       21       46
Market capitalization                              112,666    95,053      92,642       19       22
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BIS CAPITAL RATIOS
Tier 1 (%)                                            11.7      11.7        10.6
Total BIS (%)                                         15.7      15.4        14.5
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TOTAL ASSETS UNDER MANAGEMENT
(CHF BILLION)                                        2,469     1,746       1,744       41       42
---------------------------------------------------------------------------------------------------------------------------------
HEADCOUNT (FULL TIME EQUIVALENTS)(5)                71,076    48,099      49,058       48       45
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LONG-TERM RATINGS
Moody's, New York                                      AA1       Aa1         Aa1
Fitch/IBCA, London                                     AAA       AAA         AAA
Standard & Poor's, New York                            AA+       AA+         AA+
---------------------------------------------------------------------------------------------------------------------------------



EARNINGS ADJUSTED FOR SIGNIFICANT FINANCIAL EVENTS

                                                           Quarter ended            % change from               Year-to-date
                                                           -------------            -------------               ------------
CHF million                                       31.12.00   30.9.00    31.12.99(1)  3Q00     4Q99           31.12.00    31.12.99(1)
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                     9,300     8,545       6,777        9       37             36,402      26,587
Operating expenses                                   7,124     5,842       5,542       22       29             25,763      20,534
Operating profit before tax                          2,176     2,703       1,235      (19)      76             10,639       6,053
Net profit                                           1,634     2,075       1,059      (21)      54              8,132       4,665
---------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio before goodwill (%)(2),(3)        73.0      68.0        79.9                                 69.2        73.3
Basic earnings per share
before goodwill (CHF)(3),(6)                          4.45      5.46        2.89      (18)      54              21.83       12.37
Diluted earnings per share
before goodwill (CHF)(3),(6)                          4.38      5.40        2.86      (19)      53              21.50       12.26
---------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity before goodwill (%)(3),(4)                                                        24.3        18.2


(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (2) Operating expenses / operating income before credit loss expense. (3) The amortization of goodwill and other intangible assets are excluded from the calculation. (4) Net profit / average shareholders' equity excluding dividends. (5) The Group headcount does not include the Klinik Hirslanden AG headcount of 1,839, 1,859 and 1,853 for 31 December 2000, 30 September 2000 and 31 December 1999, respectively. (6) 1999 share figures are restated for the two-for-one share split, effective 8 May 2000.

STRATEGIC INITIATIVES

PAINE WEBBER INTEGRATION: The integration of PaineWebber has been accomplished very smoothly. With integration complete, UBS is now focused on leveraging PaineWebber's skills across all its businesses.

EUROPEAN WEALTH MANAGEMENT STRATEGY: The PaineWebber merger is a transforming partnership for UBS, not just in the US, but for all its private client businesses. With the US integration smoothly completed, UBS is focusing on deploying PaineWebber's skills in its growing European wealth management business.

In PaineWebber and UBS Private Banking, UBS has scale and excellence in the two traditions of serving private clients: the brokerage model, and the banking model. UBS's strategy in Europe is to combine these capabilities to provide a complete range of wealth management services for its clients. With this combination UBS can meet all the needs of a sophisticated clientele, whether banking in their home country or internationally.

UBS's strategy will focus on wealthy clients, with client segmentation based on the suitability of content and pricing, based on services designed primarily for those with more than EUR 500,000 of investable assets. UBS will not directly target the "mass affluent" segment in Europe.

PaineWebber's top-class abilities in marketing, product management and innovation, technology, and training will be deployed as the key catalysts for the European business. UBS will accelerate the positive momentum of its European domestic private client business, transferring knowledge and resources from the Private Banking business unit to add to the 170 existing advisors currently employed by UBS Warburg, and supplementing them with a program of new hires.

In order to provide a structure able to meet the total needs of each client, UBS will integrate the leadership of its European private client businesses under a single management for each region. The European business of UBS Warburg's International Private Clients business unit will therefore be transferred to the Private Banking business unit, where it will be co-headed by Richard Sipes, with 22 years of experience in PaineWebber, and Raoul Weil, with 14 years of experience in UBS Private Banking.

OPEN ARCHITECTURE: In December 2000, UBS took an important step forward in the development of its open architecture distribution strategy with the launch of UBS Fund Solutions. Clients are offered access to a pre-screened selection of "best in class" funds from a range of UBS and third-party fund managers. UBS Switzerland's Investment Center screens all the investment funds sold in Switzerland, and client advisors then construct portfolios from the selected funds in line with their clients' investment requirements and risk appetite.

SHARE BUYBACK PROGRAM: Given its strong capital generation, UBS intends to establish a further share buyback program on 5 March 2001, intended for capital reduction purposes. Shares will be repurchased under a second trading line on the SWX Swiss Exchange. The Board of Directors has set the maximum value of shares that could be repurchased under the program at CHF 5 billion.

PAR VALUE REDUCTION AND SHARE SPLIT PLANNED: The Board of Directors is recommending a distribution in respect of fourth quarter 2000 in the form of the repayment of CHF 1.60 of the par value per share. Shareholders will also be asked to approve a 3-for-1 share split. These proposals are subject to new regulations which are currently passing through the Swiss legislative process and which are expected to come into force on 1 May 2001. Following the par value repayment and the share split, both expected to take place on 18 July 2001, the par value of the UBS share would be CHF 2.80.

PRIVATE EQUITY: DEVELOPMENT OF A UNIQUE BUSINESS MODEL: During 2001, UBS will develop a unique new business model for UBS Capital, its private equity business, designed to best capture the opportunities available from the growth of the international private equity market, and the strength of demand for this asset class.

UBS Capital expects to increase the level of funding sourced from third parties, reducing its dependence on direct funding from the UBS balance sheet. To support this move towards wider participation, the new business model will center on the formation of an autonomous investment management firm known as a fund advisor. The fund advisor will be 80% owned by UBS Capital's current management and 20% by UBS, and will adopt a new corporate identity during third quarter 2001.

The formation of the fund advisor will have a neutral effect on the earnings stream of UBS. UBS will remain a cornerstone investor in new funds, continuing to benefit from a strong commitment to this high-return product. The new fund advisor will remain strongly affiliated with UBS. UBS's private client and investment banking businesses will retain their close links to the private equity business. Individual clients will be supplied with a range of proprietary private equity products, while maintaining complete freedom of choice to select private equity investments from other providers. UBS Warburg will continue to benefit from IPO and M&A referrals.

In tandem with supporting this new business model, UBS will raise its target overall commitment to private equity investment from CHF 5 billion to CHF 7.5 billion.

OUTLOOK
The year 2000 was outstanding for UBS, and a good year overall for the markets. As we move into 2001, the prospects for markets and for the international credit environment are particularly difficult to predict. The recent upswing in the cycle in Switzerland does, however, afford some protection.

UBS believes that it is well positioned in its credit business thanks to its avoidance of balance-sheet-led growth, although the bank does not expect to see the net credit loss write-backs experienced in 2000. UBS Asset Management is cautiously optimistic about growth as its core price/value investment style demonstrates its strengths in less bullish markets. UBS Warburg has already demonstrated the quality and sustainability of its earnings in the less positive conditions of the second half of 2000.

The biggest opportunity for UBS this year lies in realizing the full transforming value of PaineWebber, not only in the United States but through leveraging its marketing, product innovation and client skills to build the best wealth management firm in the world.

RESULTS OF THE BUSINESS GROUPS

REPORTING BY BUSINESS GROUP(1)




                                                        UBS Asset
CHF million                  UBS Switzerland           Management            UBS Warburg      Corporate Center            UBS Group
For the quarter ended    31.12.00  31.12.99(2) 31.12.00 31.12.99(2) 31.12.00  31.12.99(2) 31.12.00  31.12.99(2) 31.12.00 31.12.99(2)
------------------------------------------------------------------------------------------------------------------------------------
Income                      3,497     3,179         488      356       5,126     2,883         284       405       9,395    6,823
Credit loss expense(3)       (178)     (225)          0        0         (83)      (93)        166       272         (95)     (46)
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Total operating income      3,319     2,954         488      356       5,043     2,790         450       677       9,300    6,777
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Personnel expenses          1,125     1,152         234      110       2,846     1,492         101       356       4,306    3,110

General and administrative    694       621         138       73       1,206       843           7       328       2,045    1,865
expenses

Depreciation                  164       145          15       10         221       171         107       153         507      479

Amortization of goodwill and
other intangible assets        10         5          65       30         180        36          11        17         266       88
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Total operating expenses    1,993     1,923         452      223       4,453     2,542         226       854       7,124    5,542
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BUSINESS GROUP
PERFORMANCE BEFORE TAX      1,326     1,031          36      133         590       248         224      (177)      2,176    1,235
Tax expense                                                                                                          497      157
------------------------------------------------------------------------------------------------------------------------------------
NET PROFIT BEFORE MINORITY INTERESTS                                                                               1,679    1,078
Minority interests                                                                                                   (45)     (19)
------------------------------------------------------------------------------------------------------------------------------------
NET PROFIT                                                                                                         1,634    1,059
------------------------------------------------------------------------------------------------------------------------------------

(1) Figures have been adjusted for Significant Financial Events. The quarter ended 31 December 2000 Personnel, General and administrative expenses and Depreciation for UBS Warburg have been adjusted for PaineWebber integration costs of CHF 86 million, CHF 93 million and CHF 79 million respectively. The following figures have been adjusted for Corporate Center: The quarter ended 31 December 1999 income has been adjusted for income of CHF 12 million relating to LTCM. The quarter ended 31 December 2000 Personnel expenses have been adjusted for PaineWebber integration costs of CHF 32 million. The quarter ended 31 December 2000 General and administrative expenses have been adjusted by CHF 50 million for the reduction in the provision relating to the US Global Settlement. The quarter ended 31 December 1999 Personnel expenses have been adjusted for CHF 456 million for the Pension Fund Accounting Credit. The quarter ended 31 December 1999 General and administrative expenses have been adjusted by CHF 300 million for the UBS / SBC Restructuring Provision and CHF 154 million for the increase in the provision for the US Global Settlement. (2) The 1999 figures have been restated to reflect retroactive changes in accounting policy and changes in presentation. (3) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit loss expense are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures to the net credit loss expenses for financial reporting purposes is reported in the Corporate Center. The breakdown by Business Groups of the net credit loss expense for financial reporting purposes of CHF (95) million for the 3-month period ended 31 December 2000 is as follows:
UBS Switzerland CHF 152 million and UBS Warburg CHF (247) million. The breakdown of the net credit loss expense for financial reporting purposes of CHF (46) million for the quarter ended 31 December 1999 is as follows: UBS Switzerland CHF (78), UBS Warburg CHF 24 million and Corporate Center CHF 8 million.

UBS SWITZERLAND

UBS's innovative e-banking solutions continued to attract praise in 2000: the independent internet rating agency BlueSky Ratings (TM) ranked UBS as the best online broker in Switzerland, while Forrester Research's recent survey put UBS among the top two online banks in Europe. The number of e-banking contracts increased to 555,000 at year end, up from 534,000 at the end of September. 22% of all payment orders and 14% of all stock exchange transactions at UBS Switzerland are now executed online.

Private & Corporate Clients

The Private & Corporate Clients business unit had an excellent fourth quarter, delivering a pre-tax profit of CHF 511 million (+10% compared to the previous quarter). Operating income was up 5% compared to the third quarter mainly due to higher net interest income, while operating expenses increased 2% compared to the previous quarter, primarily reflecting higher IT equipment replacement costs.

For the full year, the Private & Corporate Clients business unit reported a record pre-tax profit of CHF 1,993 million (+57% compared with 1999), demonstrating the strength of UBS's domestic banking franchise. Operating income increased to CHF 6,684 million (+9% compared to 1999), primarily reflecting higher fee income and the improved quality of the loan portfolio. Operating expenses were lower at CHF 4,691 million (-4% compared to 1999) due to a reduction in headcount, as the benefits of the UBS/SBC merger continue to show through.

The pre-goodwill cost/income ratio for the year improved from 68% to 63%. Assets under management were essentially stable for the year and for the quarter, finishing 2000 at CHF 440 billion (compared with CHF 439 billion at the end of 1999). Net new money for the quarter was CHF -1.3 billion, with net flows being impacted by the seasonal payment of mortgage interest.

Private Banking

Private Banking's pre-tax profit for the fourth quarter was CHF 815 million (-8% compared to the previous quarter). Operating income was 1% higher than in the third quarter despite a less buoyant market environment, while operating expenses increased 12% mainly due to temporarily higher IT project related costs and marketing expenditure.

On a full-year basis, Private Banking reported a pre-tax profit of CHF 3,682 million, an increase of 25% over 1999, reflecting strong markets in the first part of the year and the margin-enhancing benefits of new value-added products. Operating income was up 21% to CHF 6,714 million while operating expenses increased to CHF 3,032 million (+16% compared with 1999), driven by headcount growth and higher performance-related compensation.

The pre-goodwill cost/income ratio rose from 44% in the third quarter to 49%, but improved from 46% to 44% for the year as a whole. Assets under management decreased slightly during the fourth quarter to CHF 681 billion due to the fall of the dollar against the Swiss franc and weaker equity markets. Since the end of 1999, assets under management have increased by CHF 10 billion. Net new money remained weak with outflows of CHF 0.7 billion in the fourth quarter.

The strategic focus during the fourth quarter was on opening the product architecture for investment funds. With UBS Fund Solutions, UBS now offers its clients "best in class" funds from leading outside providers for an all-in "wrap" fee. Global Asset Management's (GAM) funds and discretionary portfolio management service are also now available to Private Banking clients.


UBS ASSET MANAGEMENT

As announced on Tuesday, 20 February 2001, Mitchell Hutchins, PaineWebber's asset management arm, is joining the UBS Asset Management business group and being renamed Brinson Advisors.

Institutional Asset Management

Institutional Asset Management delivered the best relative annual investment performance in its history, as its core price/value investment style demonstrated its strengths in 2000's less bullish markets. Its UK business, Phillips & Drew, was ranked the top-performing pension fund manager in Britain for the year 2000 by Combined Actuarial Performance Services (CAPS), the leading UK performance measurement consultancy.

Institutional Asset Management's pre-tax profit was CHF 31 million for the fourth quarter, the drop of 47% from third quarter 2000 being primarily driven by investment in strategic initiatives.

Operating income was slightly lower at CHF 327 million (-3% compared to the third quarter), while operating expenses increased CHF 18 million to CHF 296 million, principally as a result of expansion in Europe and Asia and investment in new projects.

On a full-year basis, pre-tax earnings were CHF 227 million (-30% compared to 1999). Operating income increased to CHF 1,301 million (+18%) as a result of the launch of the O'Connor business and the acquisition of Allegis. Operating expenses rose to CHF 1,074 million, reflecting higher performance-related personnel expenses and goodwill amortization relating to Allegis.

Over the full year, assets under management decreased 14% to CHF 496 billion, with most of the decline due to losses of client mandates in the early part of the year. The drop of CHF 32 billion in the fourth quarter was primarily attributable to the weakness of the US dollar relative to the Swiss franc and generally falling equity markets. Net outflows moderated further in the last three months of the year and at CHF 4.9 billion were 46% less than in the third quarter.

Investment Funds/GAM

The Investment Funds/GAM business unit reported a pre-tax profit of CHF 5 million for the fourth quarter. Operating income increased to CHF 161 million (+3%) from the third quarter mainly as a result of the acquisitions of Fondvest in Switzerland and the Fortune Securities & Investment Trust Company in Taiwan. Operating expenses were up 19% to CHF 156 million, primarily in connection with the roll-out of funds@ubs, a distribution platform for fund-based investment solutions, and the two acquisitions referred to above.

Pre-tax profit for the full year was CHF 95 million. Operating income increased to CHF 652 million due to the acquisition of GAM (+141% compared to 1999). Operating expenses were also higher at CHF 557 million (+253%), reflecting spending on third-party distribution initiatives and the GAM acquisition, including associated goodwill amortization.

Assets under management totaled CHF 219 billion at year end. This represents a decline of 4% since the end of September 2000, and 3% since the end of December 1999. Net new money was CHF 2.8 billion during the fourth quarter, reflecting the funds' improved relative performance, and CHF 4.4 billion for the year as whole.


UBS WARBURG

UBS Warburg's business group results include CHF 138 million of goodwill amortization and CHF 132 million of goodwill funding costs relating to the merger with PaineWebber.

Corporate & Institutional Clients

The Corporate & Institutional Clients business unit again delivered strong earnings growth this quarter, with a pre-tax profit of CHF 948 million (+167% compared to fourth quarter 1999).

Equities revenues during fourth quarter 2000 were somewhat lower than in the third quarter, reflecting seasonal trends and poorer market conditions, but remained strong compared to fourth quarter 1999. Corporate Finance produced an excellent performance driven by continued strong M&A performance including several landmark deals. Personnel expenses increased to CHF 1,729 million in the fourth quarter (+26% compared to fourth quarter 1999).

Pre-tax profits for the full year were CHF 5,023 million, representing growth of 134%. Equities revenues performed extremely well over the year (+82% compared with 1999). In Fixed Income, the Government & Derivatives and Principal Finance groups delivered excellent results on a full-year basis while Corporate Finance also experienced very strong growth in 2000. The pre-goodwill cost/income ratio improved significantly during the year, dropping from 79% to 70%.

Market risk utilization, as measured by average Value-at-Risk (VaR), decreased from CHF 238 million at the end of September to CHF 216 million at the end of December.

In 2000, UBS Warburg was ranked 6th globally in completed M&A transactions, up from 9th place in 1999. In fourth quarter, it acted as financial advisor for Diageo's bid with Pernod Ricard for Seagram's spirit business, Unilever's acquisition of Bestfoods and for the sale of Nabisco to Philip Morris. UBS Warburg continued to play a leading role in the international fixed income markets, ranking 1st for Eurobonds and 5th in the All International Bonds sector. In the international primary markets, the business improved its ranking in International Equity New Issues from 9th at the end of September 1999 to 8th for the full year. UBS Warburg was the bookrunner on the Deutsche Post Worldnet IPO, the first IPO of a national postal operator.

During fourth quarter 2000, the former capital markets businesses of PaineWebber with their staff of 1,623 were integrated into the Corporate & Institutional Clients unit. In addition to expanding UBS Warburg's capabilities in a number of areas, the integration of PaineWebber has also positioned UBS Warburg more strongly as an employer of choice in the critical US market, employing 27,607 people, or 39% of the Group's worldwide total.

UBS Capital

UBS Capital, the private equity arm of UBS Warburg, reported a pre-tax profit of CHF 56 million in the fourth quarter. Operating income increased 126% to CHF 138 million compared to fourth quarter 1999. Operating expenses rose to CHF 82 million (+91% compared to fourth quarter 1999) primarily driven by bonus payments accrued as investments are successfully exited. The book value of UBS Capital's private equity investments grew from CHF 4.5 billion at the end of September to CHF 5.5 billion. The fair value of the portfolio rose from CHF 4.2 billion at the end of 1999 to CHF 6.9 billion. This equates to unrealized gains of CHF 1.3 billion. Value creation in the second half of the year, including increases in unrealized gains and net realized gains, was CHF 0.2 billion, sustaining UBS Capital's impressive record of value creation.

US Private Clients

Because the merger between UBS Warburg and PaineWebber took place in November 2000, the results shown for the US Private Clients business unit relate only to the final two months of 2000. They reflect the performance of the former PaineWebber organization, including Mitchell Hutchins, but without the PaineWebber capital markets businesses.

US Private Clients reported a pre-tax loss of CHF 19 million for the last two months of 2000. Adjusted for retention payments, profit was CHF 98 million. At CHF 1,225 million, operating revenues were running only slightly lower (-2%) than in PaineWebber's individual clients business before the merger, despite the extended seasonal lull due to the uncertainty surrounding the US presidential election. Personnel expenses were CHF 955 million, including CHF 117 million of retention payments. Client assets totaled CHF 794 billion, a drop of CHF 96 billion since 3 November, reflecting the weakness of the dollar relative to the Swiss franc and the continuing decline of equity markets. Net new money was CHF
8.3 billion, with new assets gathered at a faster rate than in the pre-merger period.

In fourth quarter 2000, PaineWebber announced a major initiative to significantly expand its already successful stock option finance business through the formation of Corporate Employee Financial Services (CEFS). Through managing and executing employees' stock options, CEFS gives PaineWebber the opportunity to secure them as long-term investors, managing the wealth their options have generated. CEFS' goal is to capture a larger share of this major market segment in the United States. PaineWebber already provides stock option services to well-known companies such as Cisco, Enron, General Electric and Texas Instruments.

International Private Clients

The International Private Clients business unit's performance continued to improve with losses reduced to CHF 35 million in the fourth quarter (down from a CHF 47 million loss in third quarter).

GROUP FINANCIAL INFORMATION

UBS GROUP INCOME STATEMENT



                                            Quarter ended             % change from               Year ended
                                            -------------              -------------              ----------
CHF million                        31.12.00   30.9.00    31.12.99(1)    3Q00    4Q99        31.12.00       31.12.99(1)
-------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
Interest income                      15,186    12,480       9,958         22      53          51,745         35,604
Interest expense                    (13,213)  (10,649)     (8,215)       (24)    (61)        (43,615)       (29,695)
-------------------------------------------------------------------------------------------------------------------
Net interest income                   1,973     1,831       1,743          8      13           8,130          5,909
Credit loss expense / recovery          (95)      142         (46)         -       -             130           (956)
-------------------------------------------------------------------------------------------------------------------
Net interest income after credit
loss expense / recovery               1,878     1,973       1,697         (5)     11           8,260          4,953
-------------------------------------------------------------------------------------------------------------------
Net fee and commission income         5,003     3,865       3,357         29      49          16,703         12,607
Net trading income                    1,916     2,368       1,162        (19)     65           9,953          7,719
Net gains from disposal of associates
and subsidiaries                         60         0          49                 22              83          1,821
Other income                            443       339         524         31     (15)          1,403          1,325
-------------------------------------------------------------------------------------------------------------------
Total operating income                9,300     8,545       6,789          9      37          36,402         28,425
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Personnel                             4,424     3,863       2,654         15      67          17,163         12,577
General and administrative            2,088     1,503       2,319         39     (10)          6,765          6,098
Depreciation and amortization           852       476         567         79      50           2,275          1,857
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Total operating expenses              7,364     5,842       5,540         26      33          26,203         20,532
-------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT BEFORE TAX
AND MINORITY INTERESTS                1,936     2,703       1,249        (28)     55          10,199          7,893
-------------------------------------------------------------------------------------------------------------------
Tax expense                             442       621         161        (29)    175           2,320          1,686
-------------------------------------------------------------------------------------------------------------------

NET PROFIT BEFORE MINORITY INTERESTS  1,494     2,082       1,088        (28)     37           7,879          6,207
-------------------------------------------------------------------------------------------------------------------
Minority interests                      (45)       (7)        (19)      (543)   (137)            (87)           (54)
-------------------------------------------------------------------------------------------------------------------
NET PROFIT                            1,449     2,075       1,069        (30)     36           7,792          6,153
-------------------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.







Total operating income increased 37% compared to fourth quarter 1999 to CHF 9,300 million. For the full year, it was CHF 36,402 million (+28% compared to 1999).

Net interest income before credit loss expense rose to CHF 1,973 million in the fourth quarter. The growth of 13% compared to fourth quarter 1999 reflects higher trading-related income. On a full-year basis, net interest income increased 38% to CHF 8,130 million.

Aggregate credit loss expense for fourth quarter 2000 amounted to CHF 95 million (CHF 46 million in fourth quarter 1999). While the strength of the Swiss economy in 2000 enabled UBS Switzerland to realize a further writeback in credit loss expense, the deteriorating trend in international credit markets required additional loan loss provisions to be taken against UBS Warburg's loan portfolio. UBS's strategy of actively reducing its international credit exposures over the last two years has positioned it relatively well for the less positive outlook in the international credit markets. The improved quality of the overall loan portfolio is reflected in the drop of CHF 677 million (-6%) in non-performing loans during the fourth quarter to CHF 10.5 billion. This represents 3.6% of the overall loan book of CHF 287.1 billion. The portfolio mix improved with the addition of PaineWebber's mostly secured private client loan portfolio.

Net fee and commission income increased to a record level of CHF 5,003 million during fourth quarter 2000 (+49% compared to fourth quarter 1999). CHF 949 million of this growth came from PaineWebber. The remainder chiefly reflects strong performance in Corporate Finance and the contribution from two other new businesses, O'Connor, created in June 2000, and Global Asset Management (GAM), purchased at the end of 1999. The full-year performance of CHF 16,703 million (+32% compared to 1999) reflects these effects as well as the very high level of brokerage fees in the exuberant trading markets at the start of the year.

Net trading income was CHF 1,916 million in the fourth quarter, up 65% compared to the same quarter last year, when performance was depressed by the cautious trading strategies employed as Year 2000 approached. Over the whole year, net trading income rose to CHF 9,953 million (+29% compared to 1999), driven by increased global market activity and the continued strength of UBS Warburg's secondary client franchise.

Total operating expenses of CHF 7,364 million for the fourth quarter (+33% compared to fourth quarter 1999 and +26% compared to third quarter 2000) include PaineWebber expenses for the last two months of the year. Excluding the impact of PaineWebber, costs fell slightly from the third quarter due to lower performance-related compensation. Full-year operating expenses were CHF 26,203 million. The growth of 28% over 1999 is principally due to higher personnel expenses, which rose to CHF 17,163 million for the full year (+36% compared with 1999). This increase reflects bonus compensation in line with the excellent results. Fourth-quarter personnel expenses totaled CHF 4,424 million and included PaineWebber personnel costs as well as CHF 128 million in PaineWebber staff retention payments. Headcount within the Group rose by 22,977 in the last two months of the year to 71,076, mainly as a result of the merger with PaineWebber.

General and administrative expenses were CHF 2,088 million (-10% compared with fourth quarter 1999). Fourth quarter 2000 includes PaineWebber's expenses for the first time, the PaineWebber integration costs and the effect of industry contributions to the US Global Settlement Fund. On a full-year basis, general and administrative expenses rose 11% to CHF 6,765 million.

Depreciation and amortization increased 79% during fourth quarter 2000 to CHF 852 million. Depreciation of goodwill and intangibles resulting from the PaineWebber merger accounted for CHF 138 million and the depreciation of PaineWebber property and equipment for another CHF 44 million.

GOODWILL AND RESTRUCTURING COSTS ASSOCIATED WITH THE PAINEWEBBER MERGER

The amount of goodwill and intangible assets resulting from the merger with PaineWebber was finalized at CHF 17.5 billion (USD 10 billion) and will be amortized over 20 years. UBS has incurred a total of CHF 746 million (USD 431 million) in restructuring costs as a result of the merger. In accordance with International Accounting Standards, CHF 456 million of these costs have been accounted for as a liability of PaineWebber and added to the goodwill amount for the transaction. The remaining CHF 290 million has been charged in fourth quarter 2000 and treated as a significant financial event.

UBS


MEDIA RELEASE available as a pdf-download at www.ubs.com

FURTHER INFORMATION on UBS quarterly and full year results are available as a pdf-download at www.ubs.com/Investor-relations:

         -        4Q2000 Report (as .pdf and interactive version)

         -        4Q2000 Results Presentation

WEBCAST: The results presentation will be webcast live via www.ubs.com at the following time on Thursday, 22 February:

         - 0915 CET

         - 0815 GMT

         - 0315 EST

Webcast playback will be available from 1400 CET on Thursday, 22 February.



Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the European wealth management strategy and the implementation of a new business model for the private equity business, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, (6) legislative developments, and (7) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.

More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

                                                           Group Media Relations
                                                                22 February 2001
                                                                   Page 15 of 15





ATTACHMENT:

INDICATIVE USD CONVERSIONS - ADJUSTED RESULTS

KEY RESULTS(1)


                                                      4Q00                         3Q00                         12M00
                                            CHF          APPROX. USD         CHF         APPROX. USD       CHF       APPROX. USD
------------------------------------------------------------------------  ----------------------------  --------------------------
Net profit                                  1,634 m            967 m (3)   2,075 m        1,243 m  (2)  8,132 m       4,812 m  (3)
Total operating income                      9,300 m          5,503 m (3)   8,545 m        5,117 m  (2)
Basic EPS before goodwill                      4.45             2.63 (3)      5.46         3.27    (2)
Diluted EPS before goodwill                    4.38             2.59 (3)      5.40         3.23    (2)
------------------------------------------------------------------------  ----------------------------  --------------------------
                                                    31 DEC 00                   30 SEP 00
                                           -----------------------------  ----------------------------
Shareholders' equity                        44.8 bn          27.3 bn (5)   36.9 bn         21.3 bn (4)
Assets under management (Client Assets)    2,469 bn         1,505 bn (5)  1,746 bn        1,009 bn (4)
------------------------------------------------------------------------  ----------------------------


NOTES:                                                                CHF/USD
1        All figures adjusted for significant financial events
2        Based on 9 month average USD rate as at 30.09.00              1.67
3        Based on 12 month average USD rate as at 31.12.00             1.69
4        Based on spot USD rate as at 30.09.00                         1.73
5        Based on spot USD rate as at 31.12 00                         1.64

[UBS FINANCIAL SERVICES GROUP LOGO]


FOURTH QUARTER
2000 REPORT.

UBS GROUP
FINANCIAL HIGHLIGHTS

                                                                Quarter ended              % change from         Year ended
                                                        -------------------------------    --------------   ----------------------
CHF million, except where indicated                     31.12.00   30.9.00   31.12.99(1)    3Q00   4Q99    31.12.00   31.12.99(1)
----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT KEY FIGURES
Operating income                                           9,300     8,545      6,789          9     37       36,402     28,425
Operating expenses                                         7,364     5,842      5,540         26     33       26,203     20,532
Operating profit before tax                                1,936     2,703      1,249        (28)    55       10,199      7,893
Net profit                                                 1,449     2,075      1,069        (30)    36        7,792      6,153
Cost/income ratio(%)(2)                                     78.4      69.5       81.1                           72.2       69.9
Cost/income ratio before goodwill(%)(2),(3)                 75.6      68.0       79.8                           70.4       68.7
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (CHF)
Basic earnings per share(4),(7)                             3.39      5.15       2.69        (34)    26        19.33      15.20
Basic earnings per share before goodwill(3),(4),(7)         4.02      5.46       2.92        (26)    38        20.99      16.04
Diluted earnings per share(4),(7)                           3.34      5.09       2.66        (34)    26        19.04      15.07
Diluted earnings per share before goodwill(3),(4),(7)       3.95      5.40       2.88        (27)    37        20.67      15.90
----------------------------------------------------------------------------------------------------------------------------------
RETURN ON SHAREHOLDERS' EQUITY (%)
Return on shareholders' equity(5)                                                                               21.5       22.4
Return on shareholders' equity before goodwill(3),(5)                                                           23.4       23.6
==================================================================================================================================

                                                                                            % change from
                                                                                         ---------------------
As of                                        31.12.00      30.9.00      31.12.99(1)      30.9.00      31.12.99
--------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Shareholders' equity                           44,833       36,928        30,608              21            46
Market capitalization                         112,666       95,053        92,642              19            22
--------------------------------------------------------------------------------------------------------------
BIS CAPITAL RATIOS
Tier 1 (%)                                       11.7         11.7          10.6
Total BIS (%)                                    15.7         15.4          14.5
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS UNDER
MANAGEMENT (CHF BILLION)                        2,469        1,746         1,744              41            42
--------------------------------------------------------------------------------------------------------------
HEADCOUNT (FULL TIME EQUIVALENTS)(6)           71,076       48,099        49,058              48            45
--------------------------------------------------------------------------------------------------------------
LONG-TERM RATINGS
Moody's, New York                                 AA1          Aa1           Aa1
Fitch/IBCA, London                                AAA          AAA           AAA
Standard & Poor's, New York                       AA+          AA+           AA+
--------------------------------------------------------------------------------------------------------------

EARNINGS ADJUSTED FOR SIGNIFICANT FINANCIAL EVENTS(8)

                                                                Quarter ended              % change from         Year-to-date
                                                        -------------------------------    --------------   ----------------------
CHF million                                              31.12.00   30.9.00   31.12.99(1)   3Q00    4Q99    31.12.00   31.12.99(1)
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                            9,300     8,545      6,777         9      37      36,402     26,587
Operating expenses                                          7,124     5,842      5,542        22      29      25,763     20,534
Operating profit before tax                                 2,176     2,703      1,235       (19)     76      10,639      6,053
Net profit                                                  1,634     2,075      1,059       (21)     54       8,132      4,665
----------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio before goodwill(%)(2),(3)                  73.0      68.0       79.9                          69.2       73.3
Basic earnings per share
before goodwill (CHF)(3),(4),(7)                             4.45      5.46       2.89       (18)     54       21.83      12.37
Diluted earnings per share
before goodwill (CHF)(3),(4),(7)                             4.38      5.40       2.86       (19)     53       21.50      12.26
----------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity before goodwill(%)(3,)(5)                                                        24.3       18.2
==================================================================================================================================

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (2) Operating expenses / operating income before credit loss expense. (3) The amortization of goodwill and other intangible assets are excluded from the calculation. (4) For EPS calculation, see Note 7 to the Financial Statements. (5) Net profit / average shareholders' equity excluding dividends. (6) The Group headcount does not include the Klinik Hirslanden AG headcount of 1,839, 1,859 and 1,853 for 31 December 2000, 30 September 2000 and 31 December 1999, respectively. (7) 1999 share figures are restated for the two-for-one share split, effective 8 May 2000. (8) Details of the Significant Financial Events are presented in the Group Review.


Except where otherwise stated, all 31 December 2000 figures throughout this report include the impact of the acquisition of PaineWebber, which occurred on 3 November 2000.

                               TABLE OF CONTENTS

Shareholders' Letter                                           2

Group Review                                                   4

UBS Switzerland                                                14

UBS Asset Management                                           22

UBS Warburg                                                    28

Corporate Center                                               43

Financial Information
     UBS Group Income Statement                                44
     Notes to the Financial Information                        45

Information for Shareholders                                   52

SHAREHOLDERS' LETTER
22 FEBRUARY 2001

                              SHAREHOLDERS' LETTER


DEAR SHAREHOLDERS,

UBS has had an excellent year, making real progress towards our strategic vision of a globally integrated investment services firm advising a premier client base, and culminating in the merger with PaineWebber. Our net profit for the year 2000 was CHF 7,792 million. Adjusted for restructuring and other one-off charges and provisions, net profit for the year rose 74% over 1999, to CHF
8,132 million. This growth reflects our increasingly distinct positioning and the skills and dedication of all our staff. In a difficult year for equity markets, we were delighted to see our share price gain 23% over twelve months.

     Adjusted for significant financial events and pre-goodwill, our return on equity for the year increased to 24.3% from 18.2% in 1999. On the same basis, earnings per share increased by 76%, from CHF 12.37 in 1999 to CHF 21.83 in 2000, and the cost/income ratio fell from 73.3% to 69.2%. Assets under management increased by CHF 725 billion, to CHF 2,469 billion, boosted by the inclusion of PaineWebber which more than offset the effect of weaker equity markets in the latter part of the year.

     Revenues were highest during the first quarter of the year, when the unprecedentedly active markets provided plentiful opportunities for our-selves and for our clients. But with every quarter this year showing adjusted earnings per share better than 1999's best quarter, and substantial year on year revenue growth in all our major business groups, we have also demonstrated the resilience and quality of our earnings, across varied market conditions.

DIVIDEND

In October, we paid a dividend of CHF 4.50 per share in respect of the first three quarters of 2000, as part of the arrangements for the merger with PaineWebber. The Board of Directors now recommends a distribution in respect of the fourth quarter of the year, of CHF 1.60 per share, in the form of a par value reduction. This will bring the total distribution for the year to CHF 6.10 per share, compared to the dividend of CHF 5.50 per share for 1999.

FOURTH QUARTER RESULTS

Net profit in the fourth quarter was CHF 1,449 million, 36% higher than in fourth quarter 1999, but 30% below the third quarter's level, reflecting the seasonal slow-down in our market-related businesses, the impact of the PaineWebber-related restructuring charges and the goodwill and funding costs arising from the PaineWebber acquisition. Adjusted for significant financial events, net profit increased 54% from fourth quarter 1999, to CHF 1,634 million. Excluding the estimated impact of the PaineWebber merger, UBS's underlying net profit adjusted for significant financial events would have fallen only 8% from third quarter, an excellent result considering the less favorable market conditions.

     Again adjusted for significant financial events and pre-goodwill, fourth quarter basic earnings per share was CHF 4.45, and the cost/income ratio was 73.0%, down from 79.9% in fourth quarter 1999.

BUSINESS GROUP HIGHLIGHTS

UBS Switzerland's Private and Corporate Clients business unit rounded off a very successful year with another strong performance in the fourth quarter, with profit before tax of CHF 511 million, up 10% from the previous quarter. The cost benefits of the 1998 merger between UBS and SBC have made a significant contribution to improving the bottom line this year, and our highly rated on-line services give us encouraging prospects for future growth.

     Private Banking continued its strong performance relative to last year, with earnings of CHF 815 million up 22% over fourth quarter 1999, driven by higher income from asset-based fees. Compared to the third quarter 2000, earnings were down only 8%, in part reflecting the cost of the launch of the new Private Banking brand campaign.

     UBS Asset Management's relative investment performance has staged an impressive come back over the year, as its core price/value style out-performed growth-based strategies in the mixed equity market conditions. Phillips and Drew, UBS Asset Management's UK-based business, was ranked the top-performing UK pension fund manager for the year by Combined Actuarial Performance Services
(CAPS), the leading UK performance measurement consultancy. This strong showing also raised its three year ranking from fourth quartile to second quartile.

     Earnings in UBS Warburg's Corporate and Institutional Clients business unit were once again

                                                            SHAREHOLDERS' LETTER
                                                                22 FEBRUARY 2001


more than double those of the same quarter last year, at CHF 948 million. There was a continued strong performance from the Equities business and a very good final quarter for Corporate Finance, including the completion of a number of landmark deals. Revenues at the US Private Clients business unit, which is made up of the individual client businesses of PaineWebber, fell only 2% relative to the level in the third quarter, before the merger.

FOURTH QUARTER STRATEGIC INITIATIVES

The integration of PaineWebber has been completed very smoothly, with the capital markets business completely merged into our Corporate and Institutional Clients business unit, and the US private client business of UBS Warburg fully integrated into PaineWebber's management structure. In January, the Group Executive Board welcomed Joseph J. Grano, the President and Chief Executive Officer of PaineWebber, as its newest member.

     The reception of the merger among PaineWebber staff has exceeded even our expectations, with negligible staff turnover. We now have an enviable platform in the US, employing 27,607 people, or almost 39% of our worldwide total.

     With the launch of UBS Fund Solutions in December 2000, we took another important step forward in our move to an open product architecture. Our role as trusted advisor to our clients demands that we supplement UBS products with a screened selection of the best on offer outside UBS. PaineWebber has led the way with this approach in the US, with notable success, and we are convinced that we can translate that experience into all our private client businesses.

OUTLOOK

The year 2000 was an outstanding one for UBS, and a good one overall for the markets. As we move into 2001, the prospects for markets and for the international credit environment are particularly difficult to predict. The recent upswing in the cycle in Switzerland does, however, afford us some protection.

     We believe that our credit business is well positioned, thanks to our avoidance of balance sheet-led earnings growth, although we do not expect to see the net credit loss write-backs we experienced this year. UBS Asset Management is cautiously optimistic about prospects for growth as its core price/value investment style demonstrates its strengths in less bullish markets, and UBS Warburg has already demonstrated the quality and sustainability of its earnings in the less positive conditions of the second half of 2000.

     The biggest opportunity for UBS this year lies in realizing the full transforming value of the PaineWebber merger, not only in the US, but through leveraging the marketing and client skills, product innovation and energy of our new partners to build the best wealth management firm in the world.


UBS AG

/s/ Alex Krauer                                   /s/ Marcel Ospel

Alex Krauer                                       Marcel Ospel
Chairman of the Board of Directors                Group Chief Executive Officer

GROUP REVIEW
22 FEBRUARY 2001


GROUP REVIEW


[ BAR CHART ]


[ BAR CHART ]


[ BAR CHART ]


[ BAR CHART ]

UBS GROUP PERFORMANCE AGAINST TARGETS

Year-to-date                                                                    31.12.00        30.9.00(1)        31.12.99(2)
--------------------------------------------------------------------------------------------------------------------------------
ROE (%)
as reported                                                                         21.5           26.9               22.4
before goodwill and adjusted for significant financial events(3)                    24.3           29.1               18.2
-----------------------------------------------------------------------------------------------------------------------------

For the quarter ended                                                           31.12.00        30.9.00          31.12.99(2),(4)
--------------------------------------------------------------------------------------------------------------------------------
BASIC EPS (CHF)
as reported                                                                         3.39           5.15              2.69
before goodwill and adjusted for significant financial events(3)                    4.45           5.46              2.89
--------------------------------------------------------------------------------------------------------------------------------
COST/INCOME RATIO (%)
as reported                                                                         78.4           69.5              81.1
before goodwill and adjusted for significant financial events(3)                    73.0           68.0              79.9
--------------------------------------------------------------------------------------------------------------------------------


ASSETS UNDER MANAGEMENT                                                                         NET NEW
                                                                                                MONEY(5)
CHF billion                                        31.12.00        30.9.00        % Change        4Q00
--------------------------------------------------------------------------------------------------------

UBS GROUP(6)                                          2,469          1,746              41
--------------------------------------------------------------------------------------------------------
UBS SWITZERLAND
Private and Corporate Clients                           440            440               0           (1)
Private Banking                                         681            707              (4)          (1)
--------------------------------------------------------------------------------------------------------
UBS ASSET MANAGEMENT
Institutional Asset Management(7)                       496            528              (6)          (5)
Investment Funds / GAM                                  219            227              (4)           3
--------------------------------------------------------------------------------------------------------
UBS WARBURG
US Private Clients(6)                                   794                                           8
International Private Clients                            33             44             (25)          (3)
--------------------------------------------------------------------------------------------------------


(1) Annualized. (2) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (3) The amortization of goodwill and other intangible assets are excluded from the calculation. (4) 1999 share figures are restated for the two-for-one share split, effective 8 May 2000. (5) Excludes interest and dividend income. (6) US Private Clients Assets under Management at 3 November 2000 were CHF 890 billion. (7) Includes non-institutional assets also reported in the Investment Funds/GAM business unit.


GROUP TARGETS

UBS focuses on four key performance targets, designed to ensure that we deliver continually improving returns to our shareholders. UBS has seen a good overall performance against these targets since they were announced in December 1999.

     Adjusted for significant financial events, our pre-goodwill return on equity for the year 2000 is 24.3%, clearly above our target range of 15-20% across periods of varying market conditions. Pre-goodwill earnings per share, again on an adjusted basis, was CHF 4.45 for fourth quarter 2000, representing an increase of 54% over fourth quarter 1999, well in excess of our target of double-digit growth across periods of varying market conditions. Over the entire year, our performance was even stronger, with adjusted pre-goodwill earnings per share growing 76% over 1999 to CHF 21.83. At 73.0% the fourth quarter pre-goodwill cost/income ratio is also well below the 79.9% recorded in fourth quarter 1999. For the year as a whole, continued focus on cost control has brought the pre-goodwill cost/income ratio down to 69.2% from 73.3% for full year 1999.

     Net new money in the private client units ( Private Banking, US Private Clients and International Private Clients) was CHF 18 billion for the year, compared to CHF 4 billion in 1999, and including CHF 8 billion of net new money in PaineWebber in only two months. PaineWebber's net new money growth since completion of the merger demonstrates the strength of its franchise and the momentum that it brings to UBS's asset gathering performance, helping to offset a weaker quarter for the Private Banking and International Private Clients units.

                                                                    GROUP REVIEW
                                                                22 FEBRUARY 2001


SIGNIFICANT FINANCIAL EVENTS

                                                               Quarter ended                         Year ended
                                                     ------------------------------------     ------------------------
CHF million                                          31.12.00     30.9.00     31.12.99        31.12.00     31.12.99
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME AS REPORTED                            9,300       8,545        6,789(1)       36,402       28,425(1)
Julius Baer registered shares divestment                                                                       (110)
International Global Trade Finance divestment                                                                  (200)
Swiss Life/Rentenanstalt divestment                                                                          (1,490)
LTCM gain                                                                          (12)                         (38)
----------------------------------------------------------------------------------------------------------------------
ADJUSTED OPERATING INCOME                               9,300       8,545        6,777          36,402       26,587
----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES AS REPORTED                          7,364       5,842        5,540          26,203       20,532
US Global Settlement Fund provision                        50                     (154)           (150)        (154)
Pension Fund Accounting Credit                                                     456                          456
UBS / SBC Restructuring provision                                                 (300)                        (300)
PaineWebber integration costs                            (290)                                    (290)
----------------------------------------------------------------------------------------------------------------------
ADJUSTED OPERATING EXPENSES                             7,124       5,842        5,542          25,763       20,534
----------------------------------------------------------------------------------------------------------------------
ADJUSTED OPERATING PROFIT BEFORE TAX AND
MINORITY INTERESTS                                      2,176       2,703        1,235          10,639        6,053
======================================================================================================================
Tax expense                                               442         621          161           2,320        1,686
Tax effect of significant financial events                 55                       (4)            100         (352)
======================================================================================================================
Adjusted tax expense                                      497         621          157           2,420        1,334
Minority interests                                        (45)         (7)         (19)            (87)         (54)
======================================================================================================================
ADJUSTED NET PROFIT                                     1,634       2,075        1,059           8,132        4,665
----------------------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.


SIGNIFICANT FINANCIAL EVENTS

There were two significant financial events this quarter.

     UBS's previously established liability for the US Global Settlement regarding World War II related claims was offset by CHF 50 million pre-tax, as a result of contributions from Swiss industrial companies.

     UBS recorded a CHF 290 million pre-tax restructuring charge relating to the integration of PaineWebber into UBS.

     Details of significant financial events for the whole of 1999 and 2000 are shown in the table above.


RESULTS SUMMARY

     Fourth quarter results, with net profit of CHF 1,449 million, were 36% higher than the same period in 1999, continuing the very strong relative performance recorded throughout this year, particularly in UBS Warburg.

     Over the full year, net profit adjusted for significant financial events, was CHF 8,132 million, 74% higher than 1999. Excluding the identifiable effects of the PaineWebber merger, UBS estimates that full year adjusted profits would have been up approximately 80% over 1999.

     Net interest income before credit loss expense was 13% more than in fourth quarter 1999 at CHF 1,973 million. Comparisons to fourth quarter 1999 principally reflect the cautious trading environment in the run up to the millennium, with trading related net interest income up 67% from fourth quarter 1999.

     The increase from third quarter reflects the seasonality of coupon payments, and increases in securities lending and borrowing and repo and reverse repo activity. These effects were partially offset by the costs of funding the PaineWebber merger.

     Over the full year, net interest income increased 38% to CHF 8,130 million, principally driven by the much stronger trading related performance.

     Net fee and commission income was CHF 5,003 million in fourth quarter 2000, up 49% compared to fourth quarter 1999. CHF 949 million of this increase came from PaineWebber, the remainder mainly reflects strong performance in Corporate Finance and primary markets, and the contribution from two other new businesses, O'Connor, created in June 2000, and Global Asset Management, purchased at the end of fourth quarter 1999. Quarter-on-quarter, fee and commission income, adjusted for PaineWebber, increased by 5%, reflecting an excellent period for Corporate Finance fees.

GROUP REVIEW
22 FEBRUARY 2001


     Full year performance, with net fee and commission income up 32% to CHF 16,703 million, reflects these effects and also the very high level of brokerage fees in the exuberant trading markets of the first few months of 2000.

     Net trading income fell 19% from third quarter 2000 to CHF 1,916 million in fourth quarter, but was up 65% compared to the same quarter last year, when performance was depressed by the cautious trading strategies employed as Year 2000 approached. The quarter-on-quarter increase in Fixed Income trading income was offset by associated increases in funding costs, recorded in net interest income. Equity trading income in fourth quarter fell 31% from the previous quar-ter, as an extended seasonal decline, due to the uncertainty surrounding the US presidential elections, lowered trading volumes and liquidity, and increased market volatility. Foreign exchange trading income increased slightly due to more active euro trading.

     Over the whole year, net trading income increased 29% to CHF 9,953 million, as a result of increased global market activity, especially in the first quarter, and the increasing strength of UBS Warburg's secondary client franchise.

     Total operating expenses of CHF 7,364 million were 33% higher than fourth quarter 1999, and 26% higher than third quarter 2000, but included two months' expenses for PaineWebber. Excluding the impact of PaineWebber, costs fell slightly from third quarter, due to lower performance-related compensation.

     Full year expenses were CHF 26,203 million, or CHF 25,763 million after adjusting for significant financial events. Although this was an increase of 25% over the adjusted amount for 1999, total operating income grew considerably faster, up 37% year on year, on the same basis.

     Expense growth was principally due to Personnel expenses, up 36% for the full year to CHF 17,163 million, driven by bonus compensation in line with the excellent results. Approximately 48% of the annual total represented bonus and other variable compensation.

     Fourth quarter Personnel expenses were 38% higher than in fourth quarter 1999 excluding the impact of significant financial events, as a result of increased bonus expense, the inclusion of PaineWebber, and CHF 128 million of PaineWebber staff retention payments. Personnel expenses fell significantly compared to the third quarter (about 14%), if the identifiable effect of PaineWebber is stripped out, reflecting the alignment of performance-related compensation to the downward shift of market sentiment in the fourth quarter.

     General and administrative expenses fell 10% compared to fourth quarter 1999, to CHF 2,088 million. Adjusted for significant financial events and the inclusion for the first time of PaineWebber's expenses, underlying performance was still encouraging, with General and administrative expenses falling slightly from the same quarter in the previous year. Compared to third quarter, adjusted General and administrative expenses rose, after allowing for PaineWebber, reflecting the seasonal pattern of certain cost categories.

     On a full year basis, General and administrative expenses rose 11% to CHF 6,765 million, compared to operating income up 28%, reflecting successful control of non-revenue driven costs.

     Depreciation and amortization increased 50% over fourth quarter 1999 to CHF 852 million. Excluding the restructuring costs involved in re-aligning the e-services initiative, this represents an increase of CHF 213 million or 38%. Amortization of goodwill and intangibles resulting from the PaineWebber merger accounted for CHF 138 million, and depreciation of PaineWebber property and equipment for another CHF 44 million.

     Over the full year, depreciation and amortization increased by CHF 418 million to CHF 2,275 million, mainly due to the PaineWebber merger and the fourth quarter 1999 acquisition of GAM.

     UBS Group incurred a tax expense of CHF 442 million for fourth quarter 2000, an effective tax rate of 22.8%. Over the full year, the tax expense was CHF 2,320 million, an effective tax rate of 22.8%, compared to an effective tax rate of 21.4% in 1999.

UBS AND SBC MERGER RESTRUCTURING PROVISION

Of the CHF 7,300 million restructuring provision relating to the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation, CHF 427 million was used in fourth quarter 2000, bringing the total used in 2000 to CHF 699 million, and leaving CHF 730 million still to be used. As in the second and third quarters, the main use of the provision this quarter related to vacancy related premises costs in Corporate Center and severance costs in Private and Corporate Clients. UBS expects that the provision will be completely utilized by the end of 2001.

                                                                    GROUP REVIEW
                                                                22 FEBRUARY 2001


[BAR CHART]

CREDIT RISK

During the fourth quarter 2000, our aggregate net credit loss expense amounted to CHF 95 million. This compares to a net write-back of CHF 142 million in the third quarter 2000 and a net credit loss expense of CHF 46 million in the fourth quarter of 1999.

     Continuing the experience of the previous quarters, the strength of the Swiss economy, combined with our successful recovery efforts, resulted in another, albeit smaller, net recovery of previously established loan loss provisions in UBS Switzerland. In line with the general trend observed in the international credit markets in which we operate, UBS Warburg has increased loan loss provisions, particularly in the US.

     Over the last few years we have pursued a strategy of actively reducing our international credit exposure. We have cut back our international corporate lending activity and reduced our emerging markets credit exposures by selling our international trade finance operations. We have also increasingly used credit derivatives as an active means of managing and hedging our credit exposures. This strategy has positioned UBS relatively well for the less positive outlook in the international credit markets.

     The UBS loan portfolio increased by CHF 4.8 billion from 30 September 2000 to CHF 287.1 billion at year end. The integration of PaineWebber's CHF 23 billion loan portfolio was offset by decreases in the loan portfolios of UBS Warburg's Corporate and Institutional Clients business unit and in UBS Switzerland. CHF 5.1 billion of the decline in UBS Switzerland's portfolio related to the assets of Solothurner Bank, sold in October 2000.

     The increase in non-performing loans in UBS Warburg was more than offset by the decrease in UBS Switzerland. Non-performing loans stood at CHF 10,452 million at 31 December 2000, a decline of CHF 677 million during the quarter, and down CHF 2,621 million from the end of 1999. This reduction, and the addition of PaineWebber's mostly secured private client loan portfolio, resulted in an improvement in the non-performing loan ratio to 3.6%, compared to 3.9% at the end of the third quarter.

MARKET RISK

Market risk is incurred primarily through UBS's trading activities, which are centered in the Corporate and Institutional Clients business unit of UBS Warburg. PaineWebber's trading activities were integrated into UBS Warburg on completion of the merger on 3 November 2000, and their consolidated risk positions have been included in UBS's Value at Risk (VaR) from that date. The merger with PaineWebber has resulted in no significant change to UBS's market risk exposure.

     Market risk for UBS Warburg, as measured by 10 day 99% confidence level VaR, decreased over the quarter mainly due to a reduction in equity trading positions. Average VaR utilization for UBS Warburg amounted to CHF 221 million, down CHF 17 million compared to the third quarter.

     Potential stress loss is measured against a standard set of forward looking scenarios. Stress loss limit utilization, which is defined as the worst outcome from these stress scenarios, amounted to CHF 363 million at the end of the fourth quarter, slightly up from the end of the third quarter.


ACCOUNTING CHANGES AND RESTATEMENTS

In first quarter 2000 we introduced a number of changes in accounting treatment. For comparative purposes, 1999 figures were restated to reflect these changes, primarily:

- The removal from net trading income of profit on UBS shares held for trading purposes.

- The treatment of these shares as Treasury shares, reducing both the number of shares and the shareholders' equity used in ratio calculations.

- The reclassification of trading-related interest revenues, from net trading income to net interest income.

- The removal of the credit to net interest income and matching debit to net trading income for the cost of funding trading positions.

     Since the beginning of the year, we have capitalized costs relating to the in-house development of software, reducing operating expenses in the fourth quarter by CHF 73 million, and for the full year by CHF 248 million.

     Full details of these changes were provided in our First Quarter 2000 Report and will be available in note 1 of our Financial Report 2000.

GROUP REVIEW
22 FEBRUARY 2001


ALLOWANCES AND PROVISIONS FOR CREDIT RISK

CHF million                                                   UBS Switzerland       UBS Asset Management         UBS Warburg
As of                                                      31.12.00     30.9.00     31.12.00     30.9.00     31.12.00     30.9.00
-----------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                                               183,943     195,000          561         463      102,411      86,654
-----------------------------------------------------------------------------------------------------------------------------------
Impaired loans(1)                                            13,671      15,209           --          --        4,797       4,377
Allowances for impaired loans                                 7,281       8,505           --          --        2,399       2,462
-----------------------------------------------------------------------------------------------------------------------------------
Of which:
   Non-performing loans                                       7,872       9,319           --          --        2,554       1,767
   Allowances for non-performing loans                        4,702       5,760           --          --        2,143       1,389
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ALLOWANCES FOR IMPAIRED AND
NON-PERFORMING LOANS                                          7,281       8,505           --          --        2,399       2,462
-----------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions
for credit and country risk                                      22          12           --          --          874         878
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ALLOWANCES AND PROVISIONS                               7,303       8,517           --          --        3,273       3,340
===================================================================================================================================
of which country allowances and provisions                       --          --           --          --        1,292       1,356
-----------------------------------------------------------------------------------------------------------------------------------

RATIOS
Impaired loans as a % of gross loans(1)                         7.4         7.8           --          --          4.7         5.1
-----------------------------------------------------------------------------------------------------------------------------------
   Non-performing loans as a % of gross loans                   4.3         4.8           --          --          2.5         2.0
-----------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions
for credit loss as a % of gross loans                           4.0         4.4           --          --          3.2         3.9
-----------------------------------------------------------------------------------------------------------------------------------
Allocated allowances as a % of impaired loans(1)               53.3        55.9           --          --         50.0        56.2
-----------------------------------------------------------------------------------------------------------------------------------
   Allocated allowances as a % of non-performing loans         59.7        61.8           --          --         83.9        78.6
===================================================================================================================================

CHF million                                                   Corporate Center             UBS Group
As of                                                       31.12.00     30.9.00     31.12.00     30.9.00
----------------------------------------------------------------------------------------------------------
Loans (gross)                                                    225         253      287,140     282,370
----------------------------------------------------------------------------------------------------------
Impaired loans(1)                                                 26          44       18,494      19,630
Allowances for impaired loans                                      5           5        9,685      10,972
----------------------------------------------------------------------------------------------------------
Of which:
   Non-performing loans                                           26          43       10,452      11,129
   Allowances for non-performing loans                             5           5        6,850       7,154
----------------------------------------------------------------------------------------------------------
TOTAL ALLOWANCES FOR IMPAIRED AND
NON-PERFORMING LOANS                                               5           5        9,685      10,972
----------------------------------------------------------------------------------------------------------
Other allowances and provisions
for credit and country risk                                       --          --          896         890
----------------------------------------------------------------------------------------------------------
TOTAL ALLOWANCES AND PROVISIONS                                    5           5       10,581      11,862
==========================================================================================================
of which country allowances and provisions                        --          --        1,292       1,356
----------------------------------------------------------------------------------------------------------

RATIOS
Impaired loans as a % of gross loans(1)                         11.6        17.4          6.4         7.0
----------------------------------------------------------------------------------------------------------
   Non-performing loans as a % of gross loans                   11.6        17.0          3.6         3.9
----------------------------------------------------------------------------------------------------------
Allowances and provisions
for credit loss as a % of gross loans                            2.2         2.0          3.7         4.2
----------------------------------------------------------------------------------------------------------
Allocated allowances as a % of impaired loans(1)                19.2        11.4         52.4        55.9
----------------------------------------------------------------------------------------------------------
   Allocated allowances as a % of non-performing loans          19.2        11.6         65.5        64.3
==========================================================================================================

(1) Includes non-performing loans.


SUMMARY OF 10-DAY 99% CONFIDENCE VALUE AT RISK

UBS WARBURG

                                         3 Months ending 29.12.00(1)                         3 Months ending 29.9.00
                                   -------------------------------------------      ---------------------------------------------
CHF million                         Min.       Max.      Average      29.12.00        Min.       Max.      Average       29.9.00
---------------------------------------------------------------------------------------------------------------------------------
RISK TYPE
Equities                           144.7      197.6        172.9         146.5       179.9      238.4        204.0         192.7
Interest rates                     117.9      202.3        156.9         132.8       113.8      165.0        137.2         122.3
Foreign exchange                    10.3       41.3         22.0          31.6         7.6       75.4         26.0          19.7
Precious metals                      2.1       21.4          5.9           5.3         2.8       19.7          8.3          15.8
Diversification effect                --(2)      --(2)    (136.4)       (129.1)         --(2)      --(2)    (137.2)       (125.5)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL UBS WARBURG                  186.8      266.1        221.3(3)      187.1       213.2      261.6        238.4         224.9
=================================================================================================================================

(1) Positions from PaineWebber are included from the date of acquisition, 3 November 2000. (2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. (3) CHF 216 million relates to the Corporate and Institutional Clients business unit within UBS Warburg.


VALUE AT RISK LIMITS AND UTILIZATION

UBS GROUP VAR                                                                      UTILIZATION
                                                                            --------------------------
CHF million                                                  limit          29.12.00          29.9.00
------------------------------------------------------------------------------------------------------
UBS Warburg                                                  450.0             187.1            224.9
UBS Switzerland                                               50.0               3.7              4.0
Corporate Center                                             350.0              45.3             79.4
Reserves                                                     100.0
Diversification effect                                         n/a             (46.5)           (79.0)
------------------------------------------------------------------------------------------------------
UBS GROUP                                                    600.0             189.6            229.3
======================================================================================================

Remark: VaR limits and utilization include interest rate exposures in the banking books of the Private Label Banks and Group Treasury.

                                                                    GROUP REVIEW
                                                                22 FEBRUARY 2001


GROUP INITIATIVES

INTEGRATION OF PAINEWEBBER

PaineWebber is now completely integrated into the UBS Group. PaineWebber staff have responded very positively to the merger, with 98% of those offered positions in the new business accepting, and they have continued to show their strong commitment throughout the successful integration process.

- The capital markets activities of PaineWebber are now part of the Corporate and Institutional Clients business unit; the final technology and legal changes to implement this structure were completed in early February, and the fourth quarter results of the Corporate and Institutional Clients business unit already reflect the contribution from the ex-PaineWebber business.

- Mitchell Hutchins, PaineWebber's asset management arm, is to be renamed Brinson Advisors, and will be managed as part of UBS Asset Management.

- PaineWebber's private client business now forms the core of a new business unit in UBS Warburg, called US Private Clients for reporting purposes. This unit now also includes the US operations of the former UBS Warburg Private Clients business unit, which were integrated with the former PaineWebber business soon after the completion of the merger.

- The fourth quarter results for the US Private Clients unit include only the November and December results of the ex-PaineWebber business. The ex-UBS Warburg businesses will be included in the results of this unit from first quarter 2001; in this report they are included in the International Private Clients unit.

EUROPEAN WEALTH MANAGEMENT

The PaineWebber merger is a transforming partnership for UBS, not just in the US, but through the strengths that PaineWebber can bring, across the private client businesses. With integration smoothly completed, UBS can focus on bringing PaineWebber's skills into the developing European wealth management business.

     UBS now has scale and excellence in two different types of private client business: the brokerage model, through PaineWebber, and the banking model, through Private Banking. We are therefore uniquely positioned to combine these capabilities to provide a complete range of wealth management services to our clients. With this combination UBS can meet all the needs of a sophisticated clientele, whether banking in their home country or internationally.

     UBS's strategy will focus on wealthy clients, with client self-segmentation based on content and pricing, and services designed primarily for those with more than EUR 500,000 of investable assets. We will not directly target the "mass affluent" segment in Europe.

     Our domestic banking efforts will be centered on Germany, the UK, France, Italy and Spain, a scope that covers about 80% of Europe's investable assets, while our international offering will continue to be pan-European. We will extend the single brand, UBS Private Banking, from the top International private banking brand, to become the top wealth management brand within each of our targeted countries.

     UBS is clearly committed to open architecture and the provision of a full range of "best of breed" investment products to all our clients. Client advisors will help to structure the appropriate range of products for each client, building portfolios to reflect their investment objectives and risk criteria. This advice-centered approach will be supported by on-line systems which combine the best of PaineWebber's client interface technology with the core banking system developed by the e-services initiative.

     PaineWebber's top-class abilities in marketing, product management and innovation, technology, and training will be deployed as the key catalyst for our European businesses. UBS will accelerate the positive momentum of the existing domestic business, transferring knowledge and resources from the Private Banking business unit to add to the 170 existing advisors in Europe, and supplementing them with a program of new hires.

     In order to provide a structure able to meet the total needs of each client, UBS will integrate the leadership of its private client businesses under a single management for each region. The current UBS Warburg International Private Clients business unit will therefore be transferred to the Private Banking business unit, with the European business co-headed by Richard Sipes, with 22 years of experience in PaineWebber, and Raoul Weil, with 14 years of experience in UBS Private Banking.

GROUP REVIEW
22 FEBRUARY 2001


PRIVATE EQUITY: DEVELOPMENT OF A UNIQUE BUSINESS MODEL

During 2001, UBS will implement a unique new business model for UBS Capital, its private equity business, designed to best capture the opportunities available from the growth of the international private equity market, and the strength of demand for this asset class.

     UBS Capital intends to increase the level of funding sourced from third parties, reducing its dependence on direct funding from the UBS balance sheet. To support this move towards wider participation, the new business model will center on the formation of an autonomous investment management firm known as a fund advisor. The fund advisor will be 80% owned by UBS Capital's current management and 20% by UBS, and will adopt a new corporate identity during third quarter 2001.

     The explicit autonomy of this structure is particularly attractive to third party investors, and fully in line with best market practice in the private equity industry. Combined with UBS Capital's consistently impressive track record, it will provide a compelling investment proposition.

     The formation of the fund advisor will have a neutral effect on the earnings stream of UBS. UBS will remain a cornerstone investor in new funds, continuing to benefit from a strong commitment to this high-return product. The new fund advisor will remain strongly affiliated with UBS. UBS's private client and investment banking businesses will retain their close links to the private equity business. Individual clients will be supplied with a full range of proprietary private equity products, while maintaining complete freedom of choice to select private equity investments from other providers. UBS Warburg will continue to benefit from IPO and M&A referrals.

     In tandem with supporting this new business model, UBS will raise its target overall commitment to private equity investment from CHF 5 billion to CHF
7.5 billion.

WOLFSBERG ANTI-MONEY-LAUNDERING PRINCIPLES

UBS's reputation is one of its greatest assets, with a primary importance given to the maintenance of the highest ethical standards. As part of this commitment, UBS has joined with a group of the world's largest banks to agree a set of global anti-money-laundering guidelines for international private banks.

     The new guidelines were jointly announced on 30 October 2000 by the 11 banks and Transparency International, the global anti-corruption organization. The group anticipates that the principles will become widely accepted by a growing number of financial institutions.

     The principles encompass "know your customer" policies and the identification and follow-up of unusual or suspicious activities, and are designed to ensure that private banking services are only offered to clients with legitimate sources of wealth. An important working session to formulate the guidelines was held at UBS's Wolfsberg training and conference center, and the new guidelines have become known as the "Wolfsberg anti-money-laundering principles."

NEW DEFINITION OF CLIENT ASSETS

UBS's initiative to propose an industry standard for the measurement and reporting of client assets has been well received by investors, analysts and peers. UBS is optimistic that the International Accounting Standards Committee
(IASC) will include such a standard in its revised publication of IAS 30 relating to bank-specific disclosure.


Financial impact of the PaineWebber merger

RESTRUCTURING COSTS

UBS has incurred a total of CHF 746 million (USD 431 million) of restructuring costs and other one-off merger-related costs as a result of the PaineWebber merger.

     In accordance with IAS purchase accounting rules, CHF 456 million of these costs have been accounted for as a liability of PaineWebber and were therefore added to the goodwill amount for the transaction.

     The remaining expenses, of CHF 290 million, have been charged in fourth quarter 2000, and are treated as a significant financial event. CHF 152 million was charged in the e-services business unit, representing the costs of closure of the telephone call centers and the write down of capitalized software. CHF 106 million was charged in the Corporate and Institutional Clients business unit, principally covering severance and other personnel costs. The remaining CHF 32 million was charged in Corporate Center.

                                                                    GROUP REVIEW
                                                                22 FEBRUARY 2001


GOODWILL

The amount of goodwill and intangible assets resulting from the merger was USD
10.0 billion, or CHF 17.5 billion.

     Within this total USD 2.7 billion relates to identified intangible assets, including the value of PaineWebber's brand and infrastructure.

     The goodwill and intangible assets will be amortized over 20 years. Amortization costs amounted to CHF 138 million in the fourth quarter 2000.

RETENTION PAYMENTS

As part of the merger, UBS agreed to make retention payments to PaineWebber financial advisors, senior executives and other staff, subject to these employees continued employment and other restrictions. These payments are expected to amount to a total of USD 875 million (CHF 1,541 million), the vast majority of which will be paid in the form of UBS shares or options. The payments will vest over periods of up to four years from the merger. USD 76 million (CHF 128 million) was charged in fourth quarter 2000, and approximately USD 280 million is expected to be charged in 2001.

CASH CONSIDERATION

The cash portion of the merger consideration was USD 6.0 billion, or CHF 10.6 billion. UBS took advantage of the focus on the company in US markets as a result of the PaineWebber transaction to make its inaugural public US Fixed Income offering, issuing USD 1.5 billion of 8.622% Trust Preferred Securities on 10 October 2000.

ISSUE OF SHARES TO FINANCE THE PAINEWEBBER MERGER

At an Extraordinary General Meeting on 7 September 2000, UBS shareholders approved a resolution to create 38 million shares of authorized capital in connection with the PaineWebber merger. UBS shareholders also granted the Board of Directors a "green shoe option" giving them the flexibility to issue some of these shares at the time of the merger, and then issue additional shares as required during the three months following completion, up to the 38 million shares limit.

     As announced at the completion of the merger, 40.6 million shares were delivered to PaineWebber shareholders as part of the merger consideration. UBS chose to fund this amount by issuing 12 million new ordinary shares, re-issuing 7 million shares held in Treasury and borrowing the remaining 21.6 million ordinary shares that were required.

     On 6 November 2000, following completion of the merger, UBS launched a Treasury share buy-back program in Switzerland, designed principally to repurchase shares to cover the borrowings. By 31 December 2000, 14.2 million shares had been purchased through this program, and 13.8 million of them delivered to cover the borrowed shares, leaving 7.8 million borrowed shares still outstanding. UBS completed the repurchase of sufficient shares to cover all the borrowed shares on 24 January 2001, having paid an average price of CHF 262 per share.

     With no requirement to issue further shares in connection with the PaineWebber merger, the green shoe option has lapsed. UBS has met its commitment to minimize the dilution of earnings and voting power, by keeping the final number of new UBS shares issued as small as possible. The weighted average number of shares in the fourth quarter was 5% higher than if the PaineWebber transaction had not occurred.

     The Annual General Meeting on 26 April 2001 will be asked to give formal approval for the elimination of the remaining 26 million shares of authorized capital which were not required for the transaction. It will also be asked to reduce the conditional capital created to cover future exercise of options held by PaineWebber staff from 16.3 million to the 5.6 million required to cover the remaining outstanding options.

UBS GROUP'S PERFORMANCE WITHOUT THE IMPACT OF PAINEWEBBER

There are limitations to our ability to track the effect of the PaineWebber merger on the group's fourth quarter performance. Principally this is because of the full integration of PaineWebber's capital markets business into the Corporate and Institutional Clients unit. This was carried out very soon after merger completion, with staff and revenues completely integrated into the existing UBS Warburg structure. It is therefore not possible to identify clearly the specific impact of the capital markets business on results. However, the remaining PaineWebber businesses are reported as a separate business unit: US Private Clients. It is possible therefore to remove their contribution to Group profits. If additional adjustments are made for goodwill amortization, funding costs, the

GROUP REVIEW
22 FEBRUARY 2001


EARNINGS ADJUSTED FOR SIGNIFICANT FINANCIAL EVENTS AND
THE ESTIMATED IMPACT OF THE PAINEWEBBER MERGER

                                                               Quarter ended               % change from          Year-to-date
                                                     ---------------------------------     -------------     ---------------------
CHF million                                          31.12.00     30.9.00     31.12.99     3Q00     4Q99     31.12.00     31.12.99
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                        8,207       8,545        6,777       (4)      21       35,309       26,587
Operating expenses                                      5,680       5,842        5,542       (3)       2       24,319       20,534
Operating profit before tax                             2,527       2,703        1,235       (7)     105       10,990        6,053
Net profit                                              1,905       2,075        1,059       (8)      80        8,403        4,665
----------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio before goodwill(%)                     66.9        68.0         79.9                           67.6         73.3
Basic earnings per share
before goodwill (CHF)                                    5.00        5.46         2.89       (8)      73        22.44        12.37
Diluted earnings per share
before goodwill (CHF)                                    4.97        5.40         2.86       (8)      74        22.16        12.26
----------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity before goodwill(%)                                                                27.5         18.2
==================================================================================================================================

share issuance, borrowing and subsequent repurchase, restructuring costs and retention payments, it is possible to make an approximate estimate of the underlying performance of UBS in the fourth quarter, and hence for the full year.

     Although, this analysis should not be relied on as a definitive indication of the performance of the continuing UBS businesses during the year, it demonstrates the very positive underlying performance of the Group in 2000.


CAPITAL MANAGEMENT

BIS RATIO

UBS's Tier 1 capital ratio rose during the year from 10.6% at 31 December 1999 to 12.1% at the end of June 2000, despite the CHF 4 billion share buy-back program that was carried out during the first half of the year. At 30 September 2000, the ratio had decreased to 11.7%, and remained at 11.7% at year end.

     7.7% of the Tier 1 capital was hybrid Tier 1 capital - the Trust Preferred securities - contributing
 0.9% to the 11.7% total ratio.

COMPLETION OF THE EXISTING SHARE BUY-BACK PROGRAM

The current share buy-back program will be terminated by UBS on 2 March 2001. Any further shares repurchased under this program will not be cancelled, but will be used for Treasury management purposes, principally to fund the Group's various employee share ownership plans.


NEW SECOND-LINE BUY-BACK PROGRAM

Given its continuing strong capital generation, UBS intends again to repurchase shares for capital reduction purposes under a "second-line" buy-back program, aimed at institutional investors, allowing tax efficient cancellation of the shares.

     This new second-line program will be available from 5 March 2001 and may run until 5 March 2002. A maximum of CHF 5 billion worth of shares could be repurchased under the program. These shares will be cancelled following approval by the Annual General Meeting in April 2002.

SHARE SPLIT AND DISTRIBUTION BY PAR VALUE REDUCTION

Until this year, the minimum par value allowed under law for a Swiss share was CHF 10. The share split that UBS implemented in May last year brought the par value of its share down to this level, removing any further opportunity to split the share.

     Under new regulations, which are currently passing through the Swiss legislative process and are likely to become effective on 1 May 2001, the minimum par value is expected to be reduced to CHF 0.01. UBS intends to utilize this change to lower the market price per share to a level more in line with that of its global peer group, and to make a tax efficient payment to its shareholders in the form of a reduction in the nominal value of its shares.

     If shareholder approval is granted, a distribution of CHF 1.60, in respect of the fourth quarter 2000, will be paid in the form of a par value reduction. This is treated in Switzerland as a return of capital to shareholders, not as income, and is therefore tax efficient for shareholders who pay tax in Switzerland. The par value reduction also has advantages for shareholders outside Switzerland, as no Swiss withholding tax is payable on it.

     The distribution will reduce the par value of the share to CHF 8.40. UBS will then split its share 3 for 1, resulting in a new par value of CHF 2.80 per share.

     Because of the legal and regulatory processes involved, the par value reduction is expected to take place on 18 July 2001, for holders of record on 13 July 2001. The share split will be implemented on the same day.


OUTSTANDING SHARES

International Accounting Standards require a company which holds its own shares for trading or non-trading purposes to include those shares in Treasury shares and deduct them from shareholders' equity. At 31 December 2000, UBS held 18,421,783 shares or 4.1% of its outstanding capital in Treasury shares, down from 25,069,074 shares or 5.8% of its outstanding capital at 30 September 2000. These shares were purchased during the first half of 2000, in the second trading line buy-back program, and are held pending their cancellation after approval by the Annual General Meeting in April 2001.

     UBS Warburg acts as a market maker in both UBS shares and derivatives. In the past it has therefore held a significant number of UBS shares as a hedge for derivatives issued to retail and institutional investors. During 2000, it changed its trading approach for these positions, reducing its direct shareholding of UBS shares, and sometimes maintaining a short position.

     Net outstanding shares therefore stood at 426.0 million at 31 December 2000, compared to 413.3 million at 30 September 2000, with the change made up of the 12 million new shares issued for the PaineWebber merger and small changes in share holdings for employee share ownership programs.


UBS SHARES AND MARKET CAPITALIZATION

                                                              Number of shares                      % change from
                                               --------------------------------------------     ---------------------
As of                                             31.12.00         30.9.00         31.12.99     30.9.00     31.12.99
---------------------------------------------------------------------------------------------------------------------
TOTAL ORDINARY SHARES ISSUED(1)                444,379,729     431,697,629      430,893,162           3            3
less second trading line treasury shares        18,421,783      18,421,783                0          --           --
---------------------------------------------------------------------------------------------------------------------
NET SHARES OUTSTANDING                         425,957,946     413,275,846      430,893,162           3           (1)
=====================================================================================================================
MARKET CAPITALIZATION (CHF MILLION)                112,666          95,053           92,642          19           22
=====================================================================================================================

Second trading line treasury shares             18,421,783      18,421,783                0          --           --
Other treasury shares                                    0       6,647,291       36,873,714          --           --
---------------------------------------------------------------------------------------------------------------------
TOTAL NUMBER OF TREASURY SHARES                 18,421,783      25,069,074       36,873,714         (27)         (50)
=====================================================================================================================

(1) Excludes 9,481,596 of shares to be delivered against borrowed own equity contracts, at 31 December 2000.

UBS SWITZERLAND
22 FEBRUARY 2001


UBS SWITZERLAND

BUSINESS GROUP REPORTING

                                                    Quarter ended                     % change from            Year ended
                                         ----------------------------------         -----------------     ---------------------
CHF million , except where indicated     31.12.00      30.9.00     31.12.99(1)      3Q00         4Q99     31.12.00     31.12.99(1)
-------------------------------------------------------------------------------------------------------------------------------
Income                                      3,497        3,411        3,179            3           10       14,182       12,761
Credit loss expense(2)                       (178)        (183)        (225)           3           21         (784)      (1,071)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                      3,319        3,228        2,954            3           12       13,398       11,690
-------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                          1,125        1,218        1,152           (8)          (2)       4,759        4,691
General and administrative expenses           694          537          621           29           12        2,394        2,308
Depreciation                                  164          114          145           44           13          508          460
Amortization of goodwill and
other intangible assets                        10            8            5           25          100           62           23
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                    1,993        1,877        1,923            6            4        7,723        7,482
-------------------------------------------------------------------------------------------------------------------------------
BUSINESS GROUP PERFORMANCE BEFORE TAX       1,326        1,351        1,031           (2)          29        5,675        4,208
===============================================================================================================================

ADDITIONAL INFORMATION

Assets under management (CHF billion)       1,121        1,147        1,110           (2)           1
-------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(3)                     57           55           60                                     54           59
Cost / income ratio before
goodwill (%)(3),(4)                            57           55           60                                     54           58
===============================================================================================================================

                                                                                    % change from
                                                                                 --------------------
As of                                    31.12.00      30.9.00     31.12.99      30.9.00     31.12.99
-------------------------------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)               10,500       10,500       10,059            0            4
Headcount (full time equivalents)          28,785       29,421       31,354           (2)          (8)
-------------------------------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (2) In order to show the relevant Business Unit performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center. (3) Operating expenses / operating income before credit loss expense. (4) The amortization of goodwill and other intangible assets is excluded from this calculation.


E-CHANNELS & PRODUCTS


ONE OF EUROPE'S BEST ONLINE BANKS

UBS's innovative e-banking solutions continue to attract praise. BlueSky Ratings have again ranked UBS as the best online broker in Switzerland, while Forrester Research's recent survey put UBS as the second best online bank in Europe. Forrester analysts were particularly impressed by the comprehensive and integrated nature of UBS's e-banking service.

     e-banking's penetration of UBS Switzerland's customer base continues to increase, with 555,000 e-banking contracts at the end of December, up from 534,000 at the end of September, and 22% of payment orders now transacted on-line.

     e-banking gives customers comprehensive access to information, the ability to trade on all the world's major exchanges and to directly execute on-line on seven key exchanges. About 14% of UBS Switzerland's stock exchange transactions were executed on-line during fourth quarter 2000, up from 12% the previous quarter.

UBS QUOTES ENHANCED

During the quarter, e-Channels & Products introduced new functions and features to UBS Quotes, UBS's comprehensive free on-line financial information service. Major enhancements included:

- The quotation of Swiss registered investment funds offered by third parties which, although previously tradable via UBS e-banking, could not be monitored within UBS Quotes;

- The introduction of Traders Talk - live news about stocks and markets sourced directly from the UBS Warburg trading room;

- The ability to search for securities by sector and for news based on specified keywords, date range, agency, topic or sector;

- The introduction of a quick link taking the user from an equity to the main derivative instruments based on that equity.

                                                                 UBS SWITZERLAND
                                                                22 FEBRUARY 2001


     UBS Quotes now has the broadest coverage of any free-access financial information system, with prices for more than 320,000 different financial instruments. It received an average of 20 million page views per month during fourth quarter, down slightly from third quarter in line with market activity. UBS Quotes on WAP reflected this trend, with average daily page views falling to 8,000 during the fourth quarter.

CUSTOMER CENTERS

UBS Switzerland has established highly efficient e-Customer Centers. These centers, with experienced multi-lingual banking staff, are available to our clients 24 hours a day, to answer questions about any of UBS Switzerland's products and services. They currently handle in excess of 20,000 calls and 1,000 e-mails per day.

     UBS is continuing to implement new customer support technologies to provide clients with simple and convenient contact channels. Facilities are now available for customers to use internet-telephony to contact the e-Customer Center directly via the internet. A "client e-supporter", to be launched in the spring, will provide an internet chat facility, allowing customers to enter their questions directly on a web-site and to receive immediate answers. Speech recognition technology will also be introduced which will allow automated user verification, based on computer recognition of the user's voice-print.

UBS SWITZERLAND
22 FEBRUARY 2001


PRIVATE AND CORPORATE CLIENTS

BUSINESS UNIT REPORTING

                                                            Quarter ended               % change from        Year ended
                                                  ------------------------------       ---------------   -------------------
CHF million, except where indicated               31.12.00    30.9.00   31.12.99(1)    3Q00       4Q99   31.12.00   31.12.99(1)
----------------------------------------------------------------------------------------------------------------------------
Income                                               1,856      1,784      1,746          4          6      7,443      7,193
Credit loss expense(2)                                (172)      (175)      (214)         2         20       (759)    (1,050)
----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                               1,684      1,609      1,532          5         10      6,684      6,143
----------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                     733        807        813         (9)       (10)     3,187      3,363
General and administrative expenses                    310        241        241         29         29      1,058      1,123
Depreciation                                           130         97        117         34         11        419        384
Amortization of goodwill and
other intangible assets                                  0          0          0                               27          2
----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                             1,173      1,145      1,171          2          0      4,691      4,872
----------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX                   511        464        361         10         42      1,993      1,271
============================================================================================================================

KPI'S
Assets under management (CHF billion)(3)               440        440        439          0          0
Net new money (CHF billion)                           (1.3)       1.3                    --         --        0.4
----------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(4)                              63         64         67                               63         68
Cost / income ratio before goodwill (%)(4), (5)         63         64         67                               63         68
----------------------------------------------------------------------------------------------------------------------------
Non-performing loans/Gross loans outstanding (%)       5.0        5.6        6.6
============================================================================================================================

ADDITIONAL INFORMATION                                                                % change from
                                                                                    ------------------
As of                                             31.12.00    30.9.00   31.12.99    30.9.00   31.12.99
----------------------------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)                         8,550      8,600      8,550         (1)         0
Headcount (full time equivalents)                   21,100     21,767     24,098         (3)       (12)
----------------------------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (2) In order to show the relevant Business Unit performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center. (3) Bank transaction accounts are included. (4) Operating expenses / operating income before credit loss expense. (5) The amortization of goodwill and other intangible assets is excluded from this calculation.


KEY PERFORMANCE INDICATORS

The quality of our loan portfolio continued to develop favourably resulting in a non-performing loans ratio of 5.0% in the fourth quarter, compared to 5.6% at the end of the third quarter, and 6.6% at the end of 1999.

     The improvement in the quality of our loan book during the year was the result of the on-going growth of the Swiss economy combined with our efforts to further enhance the risk/return profile of our loan portfolio through careful selection of new credits, secondary market transactions, disposals of subsidiaries and the continued work-out of our recovery portfolio.

     Assets under management were essentially stable for the year and the quarter, finishing 2000 at CHF 440 billion, up from CHF 439 billion at the end of 1999. Net new money for the quarter was CHF (1.3) billion, and CHF 0.4 billion for the year. Net new money flows during fourth quarter were impacted by the seasonal amortization of mortgage interest, amounting to CHF 1.2 billion.

     Compared to the third quarter, the pre-good-will cost/income ratio improved from 64% to 63% due to higher interest income and certain one-off disposal gains. The change for the year, to 63% from 68% in 1999 reflects both the benefits of higher fee income, and the continued tight control of costs as the benefits of the UBS / SBC merger continue to be realized.

                                                                 UBS SWITZERLAND
                                                                22 FEBRUARY 2001


Initiatives and Achievements

CLIENT SERVICE INITIATIVES

UBS continues to promote its electronic services, both to increase convenience for clients and to reduce costs to the bank. As part of this effort, UBS Switzerland has revised its account charges model. On 1 January 2001, the threshold for exemption from bank charges on personal accounts was reduced to CHF 10,000 from the current CHF 20,000 level. Charges for clients with assets below this level will reflect more closely the type and cost of services used, rewarding customers who use low cost electronic alternatives such as e-banking and the extensive UBS ATM network. It is expected to further reduce the amount of routine transactional business carried out face-to-face, giving client advisors more capacity, allowing them to intensify sales efforts and enhance the quality of the advice they can offer.

     UBS Life started operation at the beginning of January, providing specially developed insurance products that cater to capital accumulation and retirement saving needs, for sale to UBS customers in Switzerland. UBS will also continue to distribute products of a select group of third party insurance companies, through an open sales architecture.

STRATEGIC PROJECT PORTFOLIO

The strategic project portfolio is a series of carefully designed and controlled projects, whose aim is to enhance revenues and control costs, by improving processes, and enhancing products and distribution.

     For the past two years, one of the most important cost control measures has been the removal of overlap and redundancy from the combined branch network of UBS and SBC. During the fourth quarter, a further four branches were closed, bringing the post-merger reduction to 209 branches, or 38% of the network. At the same time, traditional automated teller machines are being replaced by more sophisticated multi-functional BancomatPlus and Multimat machines which allow clients to perform core banking transactions at their convenience, 24 hours a day. 201 BancomatPlus and 215 Multimat terminals have now been installed at strategic sites throughout Switzerland.

     The introduction of a dedicated client service representative for each of their internal clients has enhanced the service our logistics areas provide, and resulted in lower headcount levels and costs. In addition, we have commenced implementation of our Desktop 2000 program, in which 35,000 PC's throughout UBS's Swiss offices are being replaced with high-tech models operating on a new single platform, thus providing higher service quality as well as a more cost-efficient and centralized end-user support function.

LOAN PORTFOLIO

The Private and Corporate Clients loan portfolio reduced further in the fourth quarter, mainly as a result of the completion of the sale of Solothurner Bank, with its CHF 5.1 billion loan portfolio. Continued workout initiatives have led to a CHF 1.5 billion reduction in the recovery portfolio to CHF 15 billion at the end of the fourth quarter.

     Solothurner Bank was sold in order to comply with a condition set down by the Swiss Competition Commission at the time of the merger between Union Bank of Switzerland and Swiss Bank Corporation in 1998.

SALE OF REAL ESTATE COMPANIES

During fourth quarter UBS Switzerland announced the sale of two real estate companies, as part of its continuing program to focus on core business activities and free up capital.

- IMPRIS AG, which manages a portfolio of office and retail premises in Geneva and Zurich, was sold to an international real-estate investment fund managed by Goldman Sachs. This transaction was the first ever in which a Swiss real estate company was purchased by a foreign investor, following a recent change in the law.

- NURESTRA SA, which manages a portfolio of 31 buildings, including some 1,000 apartments, was sold to a group of private investors.

CO-OPERATION BETWEEN BUSINESS GROUPS

As part of the group-wide data-center consolidation project, UBS Warburg's mainframe computer system in Stamford, used for processing world-wide foreign exchange transactions, was decommissioned and the processing moved onto systems operated by UBS Switzerland. The integration of these systems not only allows for

UBS SWITZERLAND
22 FEBRUARY 2001


significant cost savings but also demonstrates the ability of UBS to work on a truly global scale, creating synergies through the utilization of common technical resources across its different business groups. Further consolidation is planned later this year, with the move of UBS Warburg's London-based securities processing system onto mainframes in Zurich.


RESULTS

Private and Corporate Clients' pre-tax profit for the fourth quarter increased 10% from the third quarter, to CHF 511 million. This excellent result was almost equal to the exceptional second quarter, and means that profit in every quarter in 2000 has been significantly higher than the best quarter in 1999.

     Record pre-tax profit for the year of CHF 1,993 million was an increase of 57% over 1999, clearly demonstrating the substantial benefits of the merger between UBS and SBC for the combined domestic banking franchise.

OPERATING INCOME

Private and Corporate Clients' operating income of CHF 1,684 million was CHF 75 million higher than in the third quarter, mainly due to higher interest income, which benefited from increased margins, more than offsetting the loss of revenues from Solothurner Bank ("SoBa"), which was sold in October 2000. Income was also helped by a slight improvement in statistically calculated credit loss expenses, as a result of improved asset quality and the removal of SoBa's assets, and some non-recurring revenues relating to the sales of SoBa and other small investments during the fourth quarter.

     Full year operating income was up 9%, at CHF 6,684 million, primarily reflecting higher fee income, particularly in the first half of the year, and reduced credit loss expenses as the quality of the loan portfolio has improved.

OPERATING EXPENSES

Total operating expenses rose 2% over third quarter 2000, to CHF 1,173 million. Personnel expenses fell slightly, reflecting lower headcount and bonus accruals, but general and administrative expenses rose, mainly as a result of increased IT costs due to the replacement of the installed PC base in Switzerland. Depreciation increased due to a change in the policy on capitalization of software costs.

     Full year operating expenses in 2000 were down 4% at CHF 4,691 million, primarily due to falling personnel costs as headcount reduced. General and administrative expenses fell 6% over the year, despite our continued investments in on-line services, reflecting continued cost control efforts.

HEADCOUNT

Private and Corporate Clients' headcount declined by a further 667 to 21,100 at the end of the fourth quarter, and was down nearly 3,000 from 24,098 at the end of December 1999. The sale of Solothurner Bank led to a reduction of 413 staff in fourth quarter 2000, the transfer of Systor to UBS Capital in first quarter reduced the total by another 948, and 148 financial planning and wealth management staff were transferred to Private Banking in third quarter. The remaining reduction of 1,489 since the beginning of the year and over 2,000 since September 1999 demonstrates the continued success of our Strategic Project Portfolio in realizing UBS/SBC merger-related benefits.


OUTLOOK

Sustained profitability during the fourth quarter, leading to a record pre-tax result for the full year, reflects our determination to continually enhance the profitability of this domestic franchise. We are confident that, assuming the Swiss economic environment remains benign, we can continue this progress through 2001.

                                                                 UBS SWITZERLAND
                                                                22 FEBRUARY 2001


PRIVATE BANKING

BUSINESS UNIT REPORTING

                                                         Quarter ended                % change from          Year ended
                                                ------------------------------       ---------------   ----------------------
CHF million, except where indicated             31.12.00    30.9.00   31.12.99(1)    3Q00       4Q99   31.12.00      31.12.99(1)
-----------------------------------------------------------------------------------------------------------------------------
Income                                             1,641      1,627      1,433          1         15      6,739         5,568
Credit loss expense(2)                                (6)        (8)       (11)        25         45        (25)          (21)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                             1,635      1,619      1,422          1         15      6,714         5,547
-----------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   392        411        339         (5)        16      1,572         1,328
General and administrative expenses                  384        296        380         30          1      1,336         1,185
Depreciation                                          34         17         28        100         21         89            76
Amortization of goodwill and
other intangible assets                               10          8          5         25        100         35            21
-----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                             820        732        752         12          9      3,032         2,610
-----------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX                 815        887        670         (8)        22      3,682         2,937
=============================================================================================================================

KPI'S
Assets under management (CHF billion)                681        707        671         (4)         1
-----------------------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(4)                      (0.7)       0.5        1.0                             (0.7)(3)       0.7(3)
Gross AuM margin (bps)                                95         94         89          1          7         98            90
-----------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(5)                            50         45         52                               45            47
Cost / income ratio before goodwill (%)(5),(6)        49         44         52                               44            46
=============================================================================================================================

ADDITIONAL INFORMATION                                                              % change from
                                                                                  ------------------
As of                                           31.12.00    30.9.00   31.12.99    30.9.99   31.12.99
-----------------------------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)                       1,950      1,900      1,509          3         29
Headcount (full time equivalents)                  7,685      7,654      7,256          0          6
-----------------------------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2) In order to show the relevant Business Unit performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center.

(3) Net new money for 2000 and 1999 does not agree to the sum of the previously published figures for the four quarters due to rounding.

(4) Excludes interest and dividend income.

(5) Operating expenses / operating before credit loss expense.

(6) The amortization of goodwill and other intangible assets is excluded from this calculation.


KEY PERFORMANCE INDICATORS

Assets under management decreased from CHF 707 billion to CHF 681 billion during the fourth quarter due to weak equity markets and the fall of the USD against the CHF. Some 40% of Private Banking's assets under management are USD denominated. Since the end of 1999, assets under management have increased by CHF 10 billion.

     Net new money remains weak, with net out-flows of CHF 0.7 billion in the fourth quarter.

     Gross margin for the year, at 98 bps, partly reflects the very strong performance in the exceptional market situation of the first quarter. The more recent rates of 95 bps in second and fourth quarters, and 94 bps in third quarter, represent a solid improvement over the average of 90 bps recorded in 1999.

     The fourth quarter pre-goodwill cost/income ratio of 49% was an improvement on the 52% recorded in fourth quarter 1999, but rose from 44% in third quarter 2000, primarily due to temporary increases in IT project costs and the launch of the Private Banking brand campaign. Over the whole year the pre-goodwill cost/ income ratio fell to 44%, from 46% in 1999, as non-personnel expenses remained under tight control.

UBS SWITZERLAND
22 FEBRUARY 2001


INITIATIVES AND ACHIEVEMENTS

UBS FUND SOLUTIONS

In December, Private Banking took a major step forward in the development of its open-product architecture with the launch of UBS Fund Solutions. This offers access to a pre-screened selection of "best in class" investment funds from a range of UBS and third party fund managers, helping clients obtain the best funds from a "confusing universe".

     The entire population of funds available for sale in Switzerland is screened by the Investment Center. Each individual client then receives a tailored sub-set of the screened funds, selected by their client advisor to suit their investment objectives and risk appetite, and pays an all-in "wrap" fee, based on the level of assets.

     UBS is committed to expanding the range and choice of funds available to its clients, using its sophisticated screening process so that the quality of funds offered is maintained.

LAUNCH OF GAM FUNDS AND DISCRETIONARY PORTFOLIO MANAGEMENT

As part of UBS's commitment to expanding the range of choices available to its clients, GAM funds and GAM's discretionary portfolio management service are now available to Private Banking clients in Switzerland. GAM's multi-manager selection process complements UBS's range of funds in both the diversity of styles and asset classes covered.

     GAM funds are also included in the UBS Fund Solutions screening process.

MARKETING INITIATIVES

UBS Private Banking has launched a global advertising campaign, featuring the UBS Verbier Festival Youth Orchestra in concert. The advertisements show how an accomplished orchestra and our expert Private Banking team have similar values, ranging from a passion for professionalism to the precision of their performance.

     In November, UBS Private Banking and UBS Warburg welcomed 200 external asset managers (EAM's) to the first annual UBS EAM Conference, focusing this year on investment opportunities in the Life Sciences sector. EAM's are third-party investment advisors, generally individuals or small firms, who maintain their own client relationships but make extensive use of UBS's products and services to support their businesses.


RESULTS

The CHF 815 million fourth quarter profit was 8% lower than in the third quarter, primarily due to higher marketing and technology costs. Full year performance, with pre-tax profits up 25% to CHF 3,682 million, reflects strong markets in the early part of 2000, and the margin-enhancing benefits of introducing more added-value products during the year.

OPERATING INCOME

Private Banking's operating income of CHF 1,635 million was 1% higher than the third quarter, despite a less buoyant market environment which impacted brokerage income.

     The increase in gross margin to 98 bps for the full year, resulted in income in 2000 of CHF 6,714 million, 21% higher than in 1999. Revenue quality has also improved with asset based fees growing faster over the year than transaction-based fees.

OPERATING EXPENSES

Total operating expenses of CHF 820 million were CHF 88 million higher than in third quarter 2000. Personnel expenses decreased by CHF 19 million compared to the third quarter, primarily due to lower performance-related compensation. This was off-set by an increase of 30% in General and administrative expenses, mainly due to temporarily higher IT project and infrastructure-related costs, as well as expenses relating to the fourth quarter launch of our global brand campaign.

     Full year operating expenses were CHF 3,032 million, CHF 422 million higher than in 1999. Personnel expenses increased CHF 244 million, in line with headcount growth and higher performance-related compensation. General and administrative expenses increased CHF 151 million due to higher IT and processing costs.

                                                                 UBS SWITZERLAND
                                                                22 FEBRUARY 2001


HEADCOUNT

Headcount at year end 2000 was 7,685, representing an increase of 31 during fourth quarter, with a continuation of our policy of shifting resources to client-facing roles and reducing the number of support staff.

     Full year headcount growth of 429 was mainly the result of the transfer of financial planning and wealth management staff from Private and Corporate Clients, and the completion in first quarter 2000 of previous initiatives to strengthen product capabilities.

     During the year, client advisor turnover returned to a level consistent with experience before the UBS/SBC merger.

OUTLOOK

Private Banking has lifted pre-tax profits by 25% to a record level in the year 2000. We believe that the trends of increasing asset-based revenues and sustained margins can continue into 2001. In particular, the recent volatility in equity markets provides a reminder of the value of the expert advice which is at the center of UBS Private Banking's philosophy. Our increased emphasis on asset gathering initiatives, our commitment to providing our clients with innovative products and services from within and outside UBS, and our partnership with PaineWebber, make us confident for the future and a good result in 2001.

UBS ASSET MANAGEMENT
22 FEBRUARY 2001

UBS ASSET MANAGEMENT

BUSINESS GROUP REPORTING

                                                          Quarter ended                 % change from             Year ended
                                                -----------------------------------     ---------------     -----------------------
CHF million, except where indicated             31.12.00     30.9.00    31.12.99(1)     3Q00       4Q99     31.12.00    31.12.99(1)
-----------------------------------------------------------------------------------------------------------------------------------
Income                                               488         493         356          (1)        37        1,953       1,369
Credit loss expense                                    0           0           0                                   0           0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                               488         493         356          (1)        37        1,953       1,369
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   234         225         110           4        113          880         516
General and administrative expenses                  138         105          73          31         89          439         271
Depreciation                                          15          12          10          25         50           49          32
Amortization of goodwill and
other intangible assets                               65          67          30          (3)       117          263         113
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                             452         409         223          11        103        1,631         932
-----------------------------------------------------------------------------------------------------------------------------------
BUSINESS GROUP PERFORMANCE BEFORE TAX                 36          84         133         (57)       (73)         322         437
===================================================================================================================================

ADDITIONAL INFORMATION

-----------------------------------------------------------------------------------------------------------------------------------
Assets under management (CHF billion)                522         555         598          (6)       (13)
-----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio(%)(2)                             93          83          63                                   84         68
Cost / income ratio before goodwill(%)(2),(3)         79          69          54                                   70         60
===================================================================================================================================

                                                                                 % change from
                                                                              --------------------
As of                                   31.12.00     30.9.00     31.12.99     30.9.00     31.12.99
--------------------------------------------------------------------------------------------------
Regulatory equity used (avg)               1,250       1,250          162           0          672
Headcount (full time equivalents)          2,860       2,811        2,576           2           11
--------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2)  Operating expenses/operating income before credit loss expense.

(3) The amortization of goodwill and other intangible assets is excluded from this calculation.

CHANGES TO REPORTING STRUCTURE IN 2001

As a result of the integration initiatives that have taken place since the formation of UBS Asset Management in February 2000, the Investment Funds/GAM and Institutional Asset Management units are increasingly managed as a single business.

     While GAM's distinct identity is still maintanined, the other investment units share an integrated investment management and research function. Institutional Asset Management's regional business areas increasingly market GAM and UBS investment funds to institutions, and many of the two units' costs are managed together.

     To reflect these changes UBS Asset Management will be reported as a single business group, from first quarter 2001, without being split into business units. In order to maintain transparency of performance in the two business lines, disclosure will clearly segment institutional and non-institutional income and client assets.

                                                            UBS ASSET MANAGEMENT
                                                                22 FEBRUARY 2001


INSTITUTIONAL ASSET MANAGEMENT

BUSINESS UNIT REPORTING

                                                           Quarter ended               % change from             Year ended
                                                ----------------------------------     --------------      -----------------------
CHF million, except where indicated             31.12.00     30.9.00    31.12.99(1)    3Q00      4Q99      31.12.00     31.12.99(1)
----------------------------------------------------------------------------------------------------------------------------------
Income                                               327         336         285         (3)       15         1,301        1,099
Credit loss expense                                    0           0           0                                  0            0
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                               327         336         285         (3)       15         1,301        1,099
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   164         168          97         (2)       69           631          458
General and administrative expenses                   80          60          57         33        40           243          178
Depreciation                                           8           7           7         14        14            27           25
Amortization of goodwill and
other intangible assets                               44          43          30          2        47           173          113
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                             296         278         191          6        55         1,074          774
----------------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX                  31          58          94        (47)      (67)          227          325
==================================================================================================================================

Assets under management (CHF billion)                496         528         574         (6)      (14)
Net new money (CHF billion)                         (4.9)       (9.1)      (16.8)        46        71         (66.6)       (50.1)
Gross AuM margin (bps)(2)                             36          35          26          3        38            33           25
----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(3)                            91          83          67                                 83           70
Cost / income ratio before goodwill(%)(3),(4)         77          70          56                                 69           60
==================================================================================================================================

ADDITIONAL INFORMATION

                                                                                % CHANGE FROM
                                                                              --------------------
As of                                   31.12.00     30.9.00     31.12.99     30.9.00     31.12.99
--------------------------------------------------------------------------------------------------
Regulatory equity used (avg)                 500         500          160           0          213
Headcount (full time equivalents)          1,728       1,725        1,653           0            5
--------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2) Revenues divided by average assets under management, for the institutional portion of the business only.

(3)  Operating expenses / operating income before credit loss expense.

(4) The amortization of goodwill and other intangible assets is excluded from this calculation.

Key Performance Indicators

During the fourth quarter, total assets under management decreased from CHF 528 billion to CHF 496 billion, primarily a result of the fall of the US dollar, yen and pound against the CHF and generally retreating equity markets. Institutional assets decreased from CHF 326 billion to CHF 300 billion at 31 December 2000.

     Net new money outflows moderated further this quarter, as losses of equity mandates continued to decline, and have decreased substantially compared to the first half of the year. Net outflows of CHF 4.9 billion in the fourth quarter reflected improvement in both institutional and non-institutional asset flows. Client losses continued to be concentrated primarily within US, and to a lesser degree UK mandates, reflecting past investment performance issues.

     Over the full year, assets under management decreased 14%, to CHF 496 billion, with the majority of the decline due to client losses in the institutional business, particularly in the earlier part of the year.

     The gross margin in the fourth quarter was 36 bps, an increase of 1 bp over the third quarter. The rise since 1999 reflects the contributions from the higher margin O'Connor and Allegis businesses. The cost / income ratio before goodwill increased to 77% from 70% in third quarter 2000 as a result of spending on strategic initiatives to expand our global reach, and lower asset-based revenues.

Initiatives and Achievements

INVESTMENT CAPABILITIES AND PERFORMANCE

The return of global equity markets towards fundamental values was the predominant development during 2000. This trend accelerated during the fourth quarter as the US economy began to

UBS ASSET MANAGEMENT
22 FEBRUARY 2001


slow, and many companies within the technology, media and telecommunications
(TMT) sectors posted disappointing earnings. Within this challenging environment, strategic positions benefiting from the expected decline in TMT sectors, the associated drop in equity markets, the under-performance of the very largest capitalization equities, and the year-end turnaround in the Euro, helped Institutional Asset Management deliver the best relative annual investment performance in its history.

     US equity strategies outperformed benchmarks by wide margins during the fourth quarter. Global, international and UK equity strategies were also significantly positive. Phillips & Drew was ranked the top-performing pension fund manager in Britain for the year 2000 by Combined Actuarial Performance Services (CAPS), the leading UK performance measurement consultancy. Phillips & Drew's flagship Managed Exempt fund (equities mixed with property) outperformed the average fund manager by more than 10 percent for the full year. Phillips & Drew's strong performance in 2000 also benefited their balanced fund's three-year record, moving its ranking up from fourth quartile at the end of 1999 to second quartile at the end of 2000.

FIXED INCOME REFOCUS

UBS Asset Management has strengthened its efforts to develop and market its fixed income capabilities. This initiative is designed to capitalize on its consistently strong historic investment performance, and leverage its globally integrated fixed income platform that extends from the investment grade, sovereign and corporate classes to high yield and emerging markets debt.

     To support these efforts, investments in technology and people have been increased to strengthen quantitative modeling systems. Additionally, the spectrum of capabilities available to institutional clients has been expanded, including the development of offerings benchmarked against the new Lehman Universal index, which encompasses US investment grade, high yield and emerging market debt.

EXPANSION OF GROWTH EQUITY CAPABILITIES

The US growth equity team's large capitalization growth fund is ahead of benchmarks over a 1 and 3 year period and its US small capitalization growth portfolio has recently done extremely well, outperforming its benchmark by almost 45% in 2000.

     Institutional Asset Management intends to expand on this successful US growth capability by launching global growth funds. We anticipate significant institutional interest in these capabilities.

O'CONNOR INITIATIVE

Since its launch in June 2000, O'Connor's assets under management have grown strongly, with excellent net new money flows in the second half of the year. O'Connor focuses on alternative asset management, employing investment strategies designed to provide attractive risk-adjusted returns with a low correlation with traditional investments, and drawing on the expertise of both UBS Asset Management and UBS Warburg.

     Continued net new money flows are likely as the business is committed to aggressive expansion through the addition of innovative new investment vehicles. New investment vehicles are in development within the Equities, Currency and Rates, and Fund of Funds classes with the first new funds expected to be rolled out in the first half of 2001.


Results

Institutional Asset Management's pre-tax profit fell 47% from third quarter 2000, to CHF 31 million, primarily driven by higher costs due to investment in strategic initiatives.

     The full year pre-tax profit of CHF 227 million was 30% lower than 1999. Despite asset losses in the core institutional business, income increased as a result of the launch of the O'Connor business and the acquisition of UBS Realty Investors (formerly Allegis); but this was more than offset by higher performance-related personnel expenses, goodwill amortization relating to UBS Realty Investors and increased general and administrative expenses.

OPERATING INCOME

Operating income declined 3% compared to the previous quarter, to CHF 327 million. Institutional income decreased slightly from CHF 285 million in the third quarter 2000, to CHF 283 million. Non-institutional operating income declined CHF 7 million from the previous quarter, to CHF 44 million, as a result of lower fees from UBS Switzerland, following the launch of their Investment Center.

                                                            UBS ASSET MANAGEMENT
                                                                22 FEBRUARY 2001

     Over the full year, operating income increased CHF 202 million, or 18%, to CHF 1,301 million. Operating income increased as a result of the acquisition of UBS Realty Investors and the addition of the O'Connor business formed in June 2000, partially offset by lost revenue resulting from client losses.

OPERATING EXPENSES

Operating expenses increased CHF 18 million from the previous quarter to CHF 296 million. General and administrative expenses increased CHF 20 million to CHF 80 million in the fourth quarter, principally as the result of European office expansion and investment in new projects. Personnel costs fell slightly during the quarter to CHF 164 million as a result of reduced performance-related compensation.

     Full year expenses increased by CHF 300 million, to CHF 1,074 million, due to the addition of UBS Realty Investors and O'Connor, and other growth initiatives.

HEADCOUNT

Headcount was stable, ending the quarter at 1,728. Over the year, headcount increased by 75, mostly due to the creation of the O'Connor business.

Outlook

With the strong relative investment performance in 2000, a strengthened investment management platform, and successful initiatives including the full integration of Brinson and Phillips & Drew behind us, we are optimistic for 2001. While we must continue to provide competitive investment returns to fully realize the financial benefits of this success, we believe the future asset development trend is encouraging. In the short-term, small net client losses may continue but with favorable investment performance and diversification, a return to healthy growth rates in both client assets and earnings seem a realistic prospect.

UBS ASSET MANAGEMENT
22 FEBRUARY 2001


INVESTMENT FUNDS/GAM
BUSINESS UNIT REPORTING

                                                          Quarter ended                  % change from            Year ended
                                                  --------------------------------      ----------------    ---------------------
CHF million, except where indicated               31.12.00    30.9.00   31.12.99(1)     3Q00        4Q99    31.12.00   31.12.99(1)
---------------------------------------------------------------------------------------------------------------------------------
Income                                                 161        157         71           3         127         652        270
Credit loss expense                                      0          0          0                                   0          0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                 161        157         71           3         127         652        270
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                      70         57         13          23         438         249         58
General and administrative expenses                     58         45         16          29         263         196         93
Depreciation                                             7          5          3          40         133          22          7
Amortization of goodwill and
other intangible assets                                 21         24          0         (13)          --          90          0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                               156        131         32          19         388         557        158
---------------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX                     5         26         39         (81)        (87)         95        112
=================================================================================================================================

KPI's
Assets under management (CHF billion)                  219        227        225          (4)         (3)
Net new money (CHF billion)                            2.8        0.2       (1.3)          --           --         4.4        1.3
Gross AuM margin (bps)(2)                               37         37         23           0          61          38         24
---------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(3)                              97         83         45                                  85         59
Cost / income ratio before goodwill(%)(3),(4)           84         68         45                                  72         59
=================================================================================================================================

ADDITIONAL INFORMATION

                                                                                       % change from
                                                                                   ----------------------
As of                                   31.12.00       30.9.00      31.12.99       30.9.00       31.12.99
---------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)                 750           750             2             0             --
Headcount (full time equivalents)          1,132         1,086           923             4             23
---------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2) All non-institutional revenues, including those booked in Institutional Asset Management, divided by average assets under management.

(3)  Operating expenses / operating income before credit loss expense.

(4) The amortization of goodwill and other intangible assets is excluded from this calculation.

KEY PERFORMANCE INDICATORS

Assets under management decreased from CHF 225 billion at 31 December 1999 and CHF 227 billion at 30 September 2000, to CHF 219 billion at year end 2000. In both cases, the decline was largely a result of currency and market movements. Net new money was CHF 2.8 billion during the fourth quarter, reflecting the funds' improved relative performance, and CHF 4.4 billion for the year as whole.

     The cost / income ratio before goodwill increased from 68% during the third quarter to 84% in the fourth quarter 2000 reflecting higher costs related to spending on new business initiatives, chiefly targeted at marketing investment funds outside UBS. Over the year, the ratio increased from 59% to 72% as a result of the inclusion of GAM and spending on third party distribution initiatives.

     The gross margin for the year, at 38 bps, is significantly higher than the 24 bps recorded in 1999, principally due to the contribution from GAM.

INITIATIVES AND ACHIEVEMENTS

INVESTMENT CAPABILITIES AND PERFORMANCE

Over the past few months, UBS investment funds, and especially equity funds, have benefited from the change in market attitude towards a more value-oriented approach. Over the past six months, 53% of Swiss registered UBS equity funds outperformed their peer group, while in the fourth quarter this figure increased to 65%.

     GAM's range of specialist multi-manager and hedge funds continued to provide outstanding performance, and the market volatility seen in recent months has strengthened their appeal. GAM's in-house fund managers delivered strong relative performance across a range of long-only funds, despite difficult market conditions. Private client portfolios performed well and new business development has improved. Initiatives to promote GAM's specialist capabilities to the Swiss institutional market have seen success, and the opening of a GAM office in Kuwait responding to the strong demand for GAM's products and services in the Middle East.

                                                            UBS ASSET MANAGEMENT
                                                                22 FEBRUARY 2001

INVESTMENT FUNDS PRICING

In recognition of the competitive dynamics of the investment fund market, Investment Funds has increased all-in fees for all asset classes except real estate. This change will still leave UBS investment funds competitively priced in Switzerland and our other core markets, but will provide enhanced revenues for continued investment in customer service and more convenient channels. The fee increase is being introduced on a progressive basis between mid-January and May 2001, and is expected to have only a marginal effect on overall net fund performance.

UBS ALTERNATIVE PORTFOLIO

On 31 October, UBS Investment Funds launched UBS Alternative Portfolio AG combining the comprehensive alternative investment capabilities of UBS Asset Management into one pooled investment vehicle. Designed primarily as a unique vehicle to provide convenient access for institutions and Private Banking clients to access our broad range of alternative capabilities, the portfolio's assets will be allocated across the private equity, timber and real estate sectors, along with O'Connor and GAM funds.

ACQUISITION OF FONDVEST

UBS Asset Management completed the acquisition of Fondvest AG during fourth quarter. Fondvest specializes in open fund distribution, giving banks, insurance companies and other asset managers a simple way to offer their clients a comprehensive and independent range of third party funds from a single source.

funds@ubs

The launch during fourth quarter of our third party distribution initiative funds@ubs, in partnership with Lufthansa Miles and More, was very successful, with the number of inquiries received exceeding expectations. Plans for further expansion of this initiative continue, with a second partner expected in Germany in second quarter 2001.

     UBS's potential as a supplier of investment fund products to third parties is underlined by a recent survey of financial institutions by market research firm Sector Analysis. It ranked UBS's brand attractiveness as a supplier of third party funds as fourth in Europe.

RESULTS

The fall in pre-tax profit, down CHF 21 million from third quarter, reflected continued investment in third party distribution and other growth initiatives.

OPERATING INCOME

Operating income increased CHF 4 million from the previous quarter to CHF 161 million, mainly as a result of the acquisition of Fondvest and of Fortune Securities & Investment Trust Company during the fourth quarter 2000. Over the full year, operating income increased 141% to CHF 652 million, primarily due to the acquisition of GAM.

OPERATING EXPENSES

Operating expenses increased CHF 25 million from the previous quarter to CHF 156 million. Increased costs were primarily a result of strategic initiatives including the funds@ubs roll-out and the related purchase of Lufthansa air miles, as well as the acquisitions of Fondvest and Fortune. Increased IT, advertising and marketing spending also contributed to increased operating expenses.

     Over the full year, expenses increased 253% to CHF 557 million, reflecting the acquisition of GAM and spending on other strategic initiatives, including third-party distribution.

HEADCOUNT

Headcount rose 46 during the fourth quarter to 1,132 at the end of December 2000, mainly as a result of the Fondvest acquisition. The increase of 209 during the year was largely due to distribution initiatives, expansion at GAM and the acquisition of Fondvest.

OUTLOOK

As UBS opens its investment architecture further, UBS Investment Funds and GAM will be competing actively for investment flows both inside and outside UBS, capitalizing on their strong brand recognition.

     The expansion of distribution channels and the revised pricing structure are expected to be a strong driver of future revenue growth, although the cost of investments in multi-channel distribution initiatives will continue to impact profits in the coming months.

UBS WARBURG
22 FEBRUARY 2001

UBS WARBURG

BUSINESS GROUP REPORTING

                                                         Quarter ended                 % change from             Year ended
                                                ----------------------------------     --------------     -----------------------
CHF million, except where indicated             31.12.00     30.9.00    31.12.99(1)    3Q00      4Q99     31.12.00     31.12.99(1)
----------------------------------------------------------------------------------------------------------------------------------
Income                                             5,126(4)    4,458       2,883         15        78       19,779(4)    13,041(5)
Credit loss expense (2)                              (83)        (49)        (93)       (69)       11         (247)        (333)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                             5,043       4,409       2,790         14        81       19,532       12,708
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                 2,846(3)    2,321       1,492         23        91       10,916(3)     7,278
General and administrative expenses                1,206(3)      765         843         58        43        3,408(3)     2,680
Depreciation                                         221(3)      146         171         51        29          652(3)       659
Amortization of goodwill and
other intangible assets                              180(4)       41          36        339       400          298(4)       154
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                           4,453       3,273       2,542         36        75       15,274       10,771
----------------------------------------------------------------------------------------------------------------------------------
BUSINESS GROUP PERFORMANCE BEFORE TAX                590       1,136         248        (48)      138        4,258        1,937
==================================================================================================================================

ADDITIONAL INFORMATION

Assets under management (CHF billion)(6)             827          44          36          --         --
----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio(%)(7)                             87          73          88                                77           83
Cost / income ratio before goodwill(%)(7),(8)         83          72          87                                76           81
==================================================================================================================================

                                                                                     % change from
                                                                                 ---------------------
As of                                   31.12.00      30.9.00      31.12.99      30.9.00      31.12.99
------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)              24,900       10,690        10,679          133           133
Headcount (full time equivalents)         38,445       14,946        14,266          157           169
------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center.

(3) The quarter ended and year ended 31 December 2000 Personnel, General and administrative expenses and Depreciation have been adjusted for Significant Financial Events in respect of PaineWebber integration costs by CHF 86 million, CHF 93 million and CHF 79 million respectively.

(4) Goodwill funding costs of CHF 132 million and amortization of goodwill and other intangible assets of CHF 138 million in respect of the PaineWebber acquisition are included in UBS Warburg results but are not reflected in any of the individual Business Units.

(5) Year ended 31 December 1999 has been adjusted for the Significant Financial Event of CHF 200 million for the sale of international Global Trade Finance business.

(6) US Private Clients Assets under management at 3 November 2000 were CHF 890 billion.

(7)  Operating expenses/operating income before credit loss expense.

(8) The amortization of goodwill and other intangible assets is excluded from this calculation.

                                                                     UBS WARBURG
                                                                22 FEBRUARY 2001

GOODWILL COSTS

UBS Warburg's business group operating expenses include CHF 138 million of goodwill amortization and CHF 132 million of goodwill funding costs relating to the merger with PaineWebber which are recorded at the business group level, but are not allocated to the individual business units.

     In particular, the results of the US Private Clients business unit, which comprises most of the former PaineWebber private client business, will not reflect goodwill amortization or funding costs relating to the merger.

Business unit structure

IN FOURTH QUARTER 2000 REPORTING

In this quarter we report the following business units:

CORPORATE AND INSTITUTIONAL CLIENTS

The previous business unit, plus costs and income relating to the former Capital Markets business of PaineWebber, which is now integrated into it.

UBS CAPITAL

Unchanged from previous quarters.

INTERNATIONAL PRIVATE CLIENTS

The former Private Clients business unit will in future be known as International Private Clients.

US PRIVATE CLIENTS

The individual clients businesses of PaineWebber, including Mitchell Hutchins. Although the US businesses of the former Private Clients business unit are now integrated into the management structure of the US Private Clients unit, their results are reported for fourth quarter in the International Private Clients business unit.

E-SERVICES

Unchanged from previous quarters.

IN FIRST QUARTER 2001 REPORTING

With effect from first quarter 2001, we will report the following business units.

CORPORATE AND INSTITUTIONAL CLIENTS

As in fourth quarter 2000.

UBS CAPITAL

As in fourth quarter 2000.

INTERNATIONAL PRIVATE CLIENTS

The European businesses of the former UBS Warburg Private Clients business unit and the e-services initiative will be integrated into UBS Switzerland's Private Banking business unit during the first quarter.

US PRIVATE CLIENTS

The PaineWebber individual clients business, excluding Mitchell Hutchins, (which will be part of UBS Asset Management), and including the US businesses of the former UBS Warburg Private Clients business unit.

UBS WARBURG
22 FEBRUARY 2001

CORPORATE AND INSTITUTIONAL CLIENTS
BUSINESS UNIT REPORTING

                                                         Quarter ended                % change from            Year ended
                                           ---------------------------------------    -------------    ----------------------------
CHF million, except where indicated        31.12.00          30.9.00    31.12.99(1)   3Q00     4Q99    31.12.00          31.12.99(1)
-----------------------------------------------------------------------------------------------------------------------------------
Income                                       3,810             4,314       2,764       (12)      38      18,033            12,529(2)
Credit loss expense (3)                        (82)              (48)        (92)      (71)      11        (243)             (330)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                       3,728             4,266       2,672       (13)      40      17,790            12,199
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                           1,729(4),(5)      2,193       1,367       (21)      26      9,284(4),(5)       6,861
General and administrative expenses            851(4)            689         761        24       12      2,779(4)           2,429
Depreciation                                   161(4)            135         157        19        3        555(4)             629
Amortization of goodwill and
other intangible assets                         39                39          32         0       22         149               134
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                     2,780             3,056       2,317        (9)      20      12,767            10,053
-----------------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX           948             1,210         355       (22)     167       5,023             2,146
===================================================================================================================================

KPI's

Compensation / income (%)                       45                51          49                             51                55
-----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(6)                      73                71          84                             71                80
Cost / income ratio before
goodwill(%)(6),(7)                              72                70          83                              70               79
-----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans /
Gross loans outstanding (%)                    3.4               2.1         2.2
Average VaR (10-day 99%)                       216               238         197
===================================================================================================================================

LEAGUE TABLE RANKINGS

                                                                          YEAR-TO-DATE
                                                                  ---------------------------
                                                                  31.12.00(10)        30.9.00
---------------------------------------------------------------------------------------------
Global Mergers and Acquisitions completed (8)
 Rank                                                                    6                  5
 Market share (%)                                                     16.7               18.2
International Equity New Issues (9)
 Rank                                                                    7                  9
 Market share (%)                                                      5.1                3.7
International Bonds (9)
  Rank                                                                   5                  5
  Market share (%)                                                     7.9                8.1
Eurobonds (9)
  Rank                                                                   1                  1
  Market share (%)                                                     8.8                9.3
=============================================================================================

ADDITIONAL INFORMATION

                                                                                    % change from
                                                                                 ---------------------
As of                                   31.12.00      30.9.00      31.12.99      30.9.00      31.12.99
------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)              10,000        9,850        10,050            2             0
Headcount (full time equivalents)         15,262       13,268        12,694           15            20
------------------------------------------------------------------------------------------------------


(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2) Year ended 31 December 1999 income was adjusted for the Significant Financial Event of CHF 200 million related to the sale of the international Global Trade Finance business.

(3) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center.

(4) The quarter ended and year ended 31 December 2000 Personnel, General and administrative expenses and Depreciation were adjusted for Significant Financial Events in respect of the PaineWebber integration costs by CHF 86 million, CHF 13 million and CHF 7 million respectively.

(5) The quarter and year ended 31 December 2000 Personnel expenses include CHF 11 million of the CHF 128 million retention payments in respect of the PaineWebber acquisition.

(6)  Operating expenses / operating income before credit loss expense.

(7) The amortization of goodwill and other intangible assets is excluded from this calculation.

(8)  Source: Thomson Financial Securities data.

(9)  Source: Capital Data Bondware.

(10) The league table rankings reflect recent industry consolidation.

                                                                     UBS WARBURG
                                                                22 FEBRUARY 2001

The results for the Corporate and Institutional Clients business unit include the costs and revenues of the former PaineWebber capital markets business, which was integrated into this business unit from the completion of the merger on 3 November 2000.

KEY PERFORMANCE INDICATORS

UBS Warburg measures its expense base primarily in terms of percentage of revenues, looking at both personnel costs and non-personnel costs on this basis.

     Continued strong revenue performance and active cost management led to a pre-goodwill cost / income ratio of 72%, up 2% on the previous quarter but a significant improvement over the 83% recorded in fourth quarter 1999.

     UBS Warburg's ratio of personnel cost to income fell to 45% in fourth quarter 2000, four percentage points lower than the same period last year, reflecting the alignment of full year performance-related compensation to the downward shift of market sentiment this quarter. UBS Warburg continues to invest in top quality professionals to help expand its capabilities and client reach and therefore aims to compensate its employees in line with its global competitors.

     Changes in non-personnel costs are less directly related to changes in income than personnel costs.

     As a percentage of income, non-personnel costs increased to 28% this quarter, from 20% in third quarter, although this is well below the fourth quarter 1999 level of 34%. The growth in non-personnel costs in fourth quarter 2000 was driven by increased expenditure on technology, professional fees and the incremental costs of the PaineWebber capital markets business.

     Market risk utilization, as measured by average Value at Risk, continued to remain well within the limit of CHF 450 million, decreasing from CHF 238 million in third quarter to CHF 216 million in the fourth quarter, despite the addition of the PaineWebber capital markets business.

     Total loans fell by CHF 6,667 million from the end of third quarter 2000, to CHF 74, 253 million at 31 December 2000, due to repayments of short-term money market facilities. The value of non-performing loans rose CHF 783 million to CHF 2,519 million, reflecting the deteriorating credit environment in the US. As a result, the ratio of non-performing loans to total loans increased to 3.4% from 2.1% at the end of third quarter 2000.

     UBS Warburg does not believe that extensive lending is critical to the expansion of its client franchise. Risk/return considerations will be the paramount consideration in determining balance sheet usage.


League Table Rankings

MERGERS & ACQUISITIONS

As a global investment bank, with strong capabilities across a wide range of sectors, UBS Warburg was involved in several significant transactions during 2000 and considerably improved its position in Global and European M&A. For 2000 it was ranked 6th globally in Completed M&A Transactions and 4th in European Completed M&A Transactions, compared to 9th and 10th respectively in 1999.

     During fourth quarter, UBS Warburg was the number one advisor in the extensive consolidation in the US food and consumer goods industry -- acting as financial advisor for Diageo's USD 8.1 billion bid with Pernod Ricard for Seagram's spirit businesses; for Unilever's USD 24.3 billion acquisition of Bestfoods, the largest ever cross-border food deal; and for the sale of Nabisco to Philip Morris for USD 19.4 billion, the largest ever public auction.

FIXED INCOME UNDERWRITING

During fourth quarter 2000, UBS Warburg continued to play a leading role in the international fixed income markets, and ended the year ranked 1st in Eurobonds with a market share of 8.8%, compared with 2nd in 1999 with a market share of 7.6%. In the All International Bonds sector, UBS Warburg improved its ranking from 6th to 5th and significantly added market share, increasing from 6.1% to 7.9%.

     UBS Warburg has been named "Eurobond House of the Year" and "Sterling Bond House of the Year" in International Financing Review's Review of the Year 2000. The Sterling Bond House of the Year award cited UBS Warburg's broad primary market business and dominant position in secondary sales and trading. The Eurobond House of the Year award reflects success in "Global Bonds" and the breadth of our corporate Eurobonds business.

UBS WARBURG
22 FEBRUARY 2001


It also highlighted UBS Warburg's growing credit research team, the bank's CreditDelta portfolio analysis technology, and its expanding asset based securities and capital securities franchises.

EQUITY UNDERWRITING

UBS Warburg continues to strengthen its position in the international primary equity markets, and has started 2001 by winning several significant mandates.

     UBS Warburg's ranking in International Equity New Issues was 8th for the full year 2000, up from 9th at 30 September 2000, with market share almost doubling from 3.7% to 7.3%.

     During fourth quarter 2000, UBS Warburg was bookrunner on the Deutsche Post Worldnet IPO - the first IPO of a national postal operator and a transaction which was named Continental Europe Public Offer of the Year by Privatisation International.

     UBS Warburg was also ranked 4th in International Equity Linked New Issues, and was bookrunner in several significant innovative transactions, including MILES (Market Index-Linked Equity Securities) for Allianz, one of the world's leading insurance companies.

     UBS Warburg was ranked 1st in IPO performance for US offerings in 2000, according to Commscan's Equidesk. UBS Warburg was the only firm to have an overall positive return among the 17 firms included in the survey.

     UBS's market share and ranking is lower than in 1999, due at least in part to its relatively underweight position in the Technology, Media and Telecoms
(TMT) sectors. Whilst UBS did not suffer from the decline in these sectors in the second half of the year, it missed some of the opportunities in the first half. UBS remains committed to building its TMT capabilities through organic growth. Note: M&A league table rankings sourced from Thomson Financial Securities Data. Fixed Income, Equity and Equity Linked league table rankings sourced from Capital Data Bondware. All league tables -- for both 1999 and 2000 -- have been restated on a proforma basis to reflect industry consolidation.

EQUITY RESEARCH AND INDUSTRY AWARDS

UBS Warburg's research continues to be recognized as one of the leaders on a global, sector and regional basis. Some of the significant awards received during fourth quarter 2000 included:

- Institutional Investor Global Equity Research Team UBS -- Warburg was ranked 4th, overall, the same position as in 1999 but with a significantly increased number of ranked analysts.

- Reuters Emerging Markets Survey - UBS Warburg was ranked 1st in Broker Research for Emerging Europe, the Middle East and Africa (EMEA), 1st in Country Research on Israel, Greece and Russia, and 1st for capabilities in Sales Trading, Agency Execution and General Sales.

- Asiamoney - UBS Warburg was ranked 1st in the TeleTech sector and 4th best Research House in Asia.

E-COMMERCE

UBS Warburg continues to expand its e-commerce capabilities, as an integral part of its global product and service offering to its corporate and institutional clients. New features of its Investment Banking On-Line (IBOL) service in fourth quarter 2000 included enhanced releases of:

- UBS Warburg's award winning ResearchWeb, which provides analytical tools and on-line access to UBS Warburg research reports.

- DealKey(TM), which provides online capabilities for primary equity and equity-linked transactions - the site now provides investors with the ability to communicate feedback and enter orders for all UBS Warburg's current primary equity issues. Investors also make extensive use of the ability to view analyst presentations, access virtual roadshows and download offering information.

INTEGRATION OF PAINEWEBBER
CAPITAL MARKETS BUSINESS

During fourth quarter 2000, UBS Warburg integrated the former capital markets businesses of PaineWebber into Corporate & Institutional Clients. This expanded UBS Warburg's capabilities in asset backed securities, real estate, corporate finance, equity and fixed income sales, and especially in equity research, where UBS Warburg now covers about 90% of S&P 500 and NASDAQ 100 companies.

     As well as this direct and immediate impact, the integration of PaineWebber has also positioned UBS Warburg much more strongly as an employer of choice in the critical US investment banking market. As a result of the enhanced critical mass, and its strong performance

                                                                     UBS WARBURG
                                                                22 FEBRUARY 2001

in 2000, UBS Warburg has been able to take advantage of the ongoing industry consolidation and make significant hires across a wide range of sectors globally, with several notable additions to our US Corporate Finance capabilities at senior levels.

BUSINESS AREA REPORTING

From first quarter 2001, Corporate and Institutional Clients will report revenue by business area quarterly rather than just annually as it has until now. The business areas reported will also change slightly. The Treasury Products and Fixed Income business areas have been reorganized into two new areas, the Credit Fixed Income business area (the former Fixed Income business less interest rate derivatives and government bonds) and the Rates and Foreign Exchange business area (the former Treasury Products business area, with the addition of interest rate derivatives, and government bonds). This reorganization groups related products together on a more consistent basis, and allows our businesses to realize enhanced returns from a greater focus on client needs.

RESULTS

UBS Warburg's Corporate and Institutional Clients business unit delivered strong profit growth again this quarter, with pre-tax profit of CHF 948 million, up 167% over fourth quarter 1999, in what is seasonally a difficult period. Pre-tax profits for the full year have increased 134% from 1999, to CHF 5,023 million.

OPERATING INCOME

Corporate and Institutional Clients generated revenues of CHF 3,810 million in fourth quarter 2000, an increase of 38% over fourth quarter 1999. Full year performance was even stronger, with 2000 revenues of CHF 18,033 million representing an increase of 44% over 1999.

     Equities revenues during fourth quarter 2000 were somewhat lower than in third quarter, reflecting seasonal trends and poor market conditions, with increased volatility and sharply lower liquidity, but remained strong compared to prior years. Over the whole year, Equities revenues have performed extremely well, with the full year total of CHF 10,427 million 82% higher than in 1999.

     Fourth quarter 2000 saw a 5% increase in secondary commissions compared to the previous quarter. UBS Warburg's secondary equity sales franchise continues to be ranked as one of the global leaders, and the leading non-US equities house.

     In Fixed Income, all businesses recorded lower revenues compared to third quarter 2000, due to lower levels of issuance towards the end of the year and some volatility in the markets. On a full-year basis, the Governments & Derivatives and Principal Finance groups delivered excellent results, contributing to overall revenues for the year 2000 of CHF 2,969 million, an improvement of 21% over 1999.

     In the Treasury Products business area, increased revenues were recorded in Foreign Exchange in the fourth quarter, although derivative products continued to be impacted by ongoing commoditization, which has resulted in narrower margins. Full year performance reflected this, with revenues of CHF 1,653 million for 2000 down 8% on the previous year.

     Market conditions for Mergers and Acquisitions, advisory work and primary underwriting continued to be strong, driving Corporate Finance's excellent performance, with revenues above levels in third quarter 2000. Overall, 2000 was a year of very strong growth in this area for UBS Warburg. Revenues for the year of CHF 2,701 were 32% ahead of 1999.

     Non-core revenues in 2000, which include income from the work-out of the global equity derivatives portfolio and the run-down of the noncore loan portfolio, fell 59% compared to 1999, to CHF 281 million.

OPERATING EXPENSES

Corporate and Institutional Clients continues to carefully manage its cost base, with the pre-goodwill cost / income ratio remaining well below 1999 levels, at 72%. Personnel expenses increased 26% from the same quarter last year, to CHF 1,729 million, reflecting increased performance-related compensation.

     General and administrative expenses increased 12% compared to fourth quarter 1999, as a result of increased expenditure on technology outsourcing, professional fees and the incremental costs of the PaineWebber capital markets business. Overall costs are growing at a significantly slower rate than revenues, delivering continued strong pre-tax profit growth.

UBS WARBURG
22 FEBRUARY 2001


HEADCOUNT

Corporate and Institutional Clients headcount rose 15% during the quarter, to 15,262, mainly due to increases in Corporate Finance and Equities, and also including the impact of the integration of 1,623 staff from the PaineWebber capital markets businesses.

Outlook

UBS Warburg's leading institutional franchise in both equities and fixed income, together with an increasingly deep and broad corporate client franchise, continue to improve the sustainability and quality of earnings. UBS Warburg continues to deliver growth in revenues and profitability which are amongst the best in its peer group, despite the volatility in financial markets. The current market environment remains unsettled, but the fundamental trends in UBS Warburg's core European market remain strong and should deliver significant long term growth prospects across the main business areas.

                                                                     UBS Warburg
                                                                22 February 2001


UBS CAPITAL

BUSINESS UNIT REPORTING

                                                  Quarter ended                % change from              Year ended
                                           --------------------------------    -------------       ------------------------
CHF million, except where indicated        31.12.00   30.9.00    31.12.99(1)   3Q00      4Q99      31.12.00     31.12.99(1)
---------------------------------------------------------------------------------------------------------------------------
Income                                          138        79          61        75       126           368          315
Credit loss expense                               0         0           0                                 0            0
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                          138        79          61        75       126           368          315
---------------------------------------------------------------------------------------------------------------------------
Personnel expenses                               66        23          27       187       144           142          105
General and administrative expenses              16        10          13        60        23            49           46
Depreciation                                      0         0           2                                 2            2
Amortization of goodwill and
other intangible assets                           0         0           1                                 2            5
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                         82        33          43       148        91           195          158
---------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX             56        46          18        22       211           173          157
===========================================================================================================================

KPI's

                                                                                   % change from
                                                                                --------------------
As of                                    31.12.00     30.9.00      31.12.99     30.9.00     31.12.99
----------------------------------------------------------------------------------------------------
Portfolio book value (CHF billion)            5.5         4.5           3.0          22           83
====================================================================================================

                                                                                              % change from
                                                                                        ----------------------
As of                                           31.12.00     30.6.00      31.12.99      30.6.00       31.12.99
--------------------------------------------------------------------------------------------------------------
Value creation (CHF billion)                         0.2         0.4           0.3          (50)           (33)
==============================================================================================================

ADDITIONAL INFORMATION
Regulatory equity used (avg)                         600         500           340           20             76
Headcount (full time equivalents)                    129         117           116           10             11
--------------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

Key Performance Indicators

The book value of UBS Capital's private equity investments has grown from CHF
4.5 billion at the end of third quarter 2000 to CHF 5.5 billion at 31 December 2000. New investments of CHF 0.6 billion were made during the fourth quarter, including new shareholdings across a diverse range of sectors.

     In addition, CHF 0.8 billion of investments made by PaineWebber were added to UBS Capital's private equity portfolio in December 2000.

     UBS Capital accounts for its private equity investments at cost less permanent impairments, showing only realized gains or losses in the profit and loss statement. The portfolio review and valuation at 31 December 2000 resulted in an approximate current fair value of CHF 6.9 billion, compared to CHF 5.2 billion at 30 June 2000 and CHF 4.2 billion at 31 December 1999. This equates to unrealized gains of approximately CHF 1.3 billion, compared to CHF 1.4 billion at 30 June 2000 and CHF 1.2 billion at year-end 1999. The value creation during the half-year to the end of December 2000, including realized gains since 30 June 2000, and the increase in the portfolio's unrealized gains, is estimated to be approximately CHF 0.2 billion, sustaining UBS Capital's impressive record of value creation.

Initiatives and Achievements

Despite the decline of public market prices in the technology and telecoms sectors in late 2000, UBS Capital successfully disposed of several companies in these sectors during the fourth quarter, substantially increasing revenues compared to third quarter 2000 and fourth quarter 1999. Given the size and nature of UBS Capital's

UBS WARBURG
22 FEBRUARY 2001


investments, exit strategies are more focused on trade sales than on IPOs, and are less impacted in difficult equity capital market environments.

     During the quarter UBS Capital has initiated a high level of new investments and add-on investments to existing portfolio companies, throughout both old and new economy sectors.

     Amongst the highlights were investment in a German auto-parts manufacturer, Reum, whose prestigious customer base includes BMW, and the success of the recently created TMT team in Asia. Taking advantage of the fall in technology asset prices, this team has already completed a selection of promising acquisitions including the purchase of Global Opticom, China Network, Pihana Pacific (Hong Kong) and Interoffice (Japan).

     UBS Capital is looking to raise funding for investment in the European and Asian private equity markets. This will help meet demand from UBS's private clients for access to private equity investments, giving them an opportunity to diversify from more traditional investments.

RESULTS

Operating income increased 126% to CHF 138 million, from CHF 61 million in fourth quarter 1999. This reflects the realized gains from sales of investments in the quarter, partially offset by write-downs of the value of several under-performing companies in different sectors of the portfolio. UBS Capital's quarterly income is mainly driven by the timing of divestments and can therefore show some volatility.

     Personnel, general and administrative expenses were CHF 82 million in the fourth quarter, an increase from the previous quarter of CHF 49 million, or 148%, mainly driven by bonus expenses. Bonuses are accrued when an investment is successfully exited, so personnel expenses move in line with divestments.

Outlook

The private equity business is looking forward to embracing its new and unique business model. With the volume of funds dedicated to private equity in Europe growing 50% in the last two years, private equity is increasingly recognized as an established asset class. UBS's increased commitment to private equity is recognition of UBS Capital's impressive investment record, while the freedom and incentive the new arrangements will give to raise larger amounts of third party funds will allow UBS Capital to increase its investment rate in line with the expanding market opportunities.

                                                                     UBS WARBURG
                                                                22 FEBRUARY 2001


US PRIVATE CLIENTS

BUSINESS UNIT REPORTING

                                                                       Quarter ended(1)
CHF million, except where indicated                                       31.12.00
--------------------------------------------------------------------------------------
Income                                                                       1,225
Credit loss expense                                                              0
--------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                                       1,225
--------------------------------------------------------------------------------------
Personnel expenses (2)                                                         955
General and administrative expenses                                            258
Depreciation                                                                    30
Amortization of goodwill and other intangible assets                             1
--------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                     1,244
--------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX                                           (19)
======================================================================================

KPI's
Client assets (CHF billion) (3)                                                794
--------------------------------------------------------------------------------------
Net new money (CHF billion) (4)                                                8.3
Gross AuM margin (bps)                                                          86
--------------------------------------------------------------------------------------
Cost / income ratio (%) (5)                                                    102
Cost / income ratio before goodwill (%) (5),(6)                                101
Cost / income ratio before goodwill and retention payments (%) (5),(6)          92
--------------------------------------------------------------------------------------
Recurring fees (CHF millions) (7)                                              430
Financial advisors                                                           8,871
======================================================================================

ADDITIONAL INFORMATION

As of                                                                     31.12.00
--------------------------------------------------------------------------------------
Regulatory equity used (avg)                                                 2,450
Headcount (full time equivalents)                                           21,490
--------------------------------------------------------------------------------------


(1) The US Private Clients results cover the period from the date of acquisition of PaineWebber, 3 November 2000.

(2) The quarter ended 31 December 2000 personnel expenses include CHF 117 million of the CHF 128 million retention payments in respect of the PaineWebber acquisition.

(3) Corresponds to UBS's current definition of Assets under management. Client assets at 3 November 2000 were CHF 890 billion.

(4)  Excludes interest and dividend income.

(5)  Operating expenses / operating income before credit loss expense.

(6) The amortization of goodwill and other intangible assets is excluded from this calculation.

(7) Asset based and advisory revenues including fees from mutual funds, wrap fee products, insurance products and institutional asset management products.

The merger between UBS Warburg and PaineWebber was completed on 3 November 2000 -- the results shown are therefore for performance from that date until 31 December 2000. As the merger consolidation was effected via purchase accounting, results for prior periods are not shown. No precise comparative figures are available for prior periods, but some approximations have been made to allow comparisons.

     The business unit reported for fourth quarter 2000 represents the old PaineWebber businesses including Mitchell Hutchins, but excluding the capital markets business that was transferred to the Corporate and Institutional Clients business unit. Although the US businesses of the former UBS Warburg Private Clients business unit were integrated into PaineWebber's management structure soon after completion of the merger, their results are still included in the International Private Clients unit for this quarter.

     In first quarter 2001, Mitchell Hutchins will be moved into the UBS Asset Management business group. The US Private Clients business unit reported for first quarter 2001 will consist of the former PaineWebber private client businesses and the US operations formerly part of the UBS Warburg Private Clients business unit.

UBS WARBURG
22 FEBRUARY 2001


Key Performance Indicators

At the end of the fourth quarter 2000, US Private Clients had CHF 794 billion of client assets. This represents a fall of CHF 96 billion from the level at completion of the merger on 3 November 2000, reflecting the decline in equity markets, particularly in the US, and the effect of the fall of the US dollar against the Swiss franc.

     PaineWebber's asset gathering business continues to perform successfully, with net new money flows averaging CHF 202.3 million (USD 119.0 million) per day in November and December 2000, comparing very favorably to the average rate for the third quarter of CHF 172.5 million (USD 103.3 million) per day, despite the effects of the holiday season.

INTEGRATION AND THE BENEFITS OF UBS GROUP

Integration of the businesses has been very smooth, thanks to the limited overlaps, and has been carried out with the central objective of causing minimal disruption to client relationships. The reception of the merger by PaineWebber staff has exceeded our expectations, with no increase in turnover rates for financial advisors, who are the critical element in our client relationships.

     The GOALS product, first marketed to PaineWebber clients directly after the merger in November 2000, demonstrates the benefits of bringing PaineWebber into UBS's integrated business model. GOALS are equity-linked securities created by UBS Warburg that combine a bond with a short put option on a specific stock or index. This is an entirely new investment product for PaineWebber clients, using UBS Warburg's expertise in packaging structured products and PaineWebber's strong retail distribution capabilities. The credit element of the product relies on the UBS Group's rating and capital strength. This is a product that, prior to the merger, PaineWebber could not have originated and UBS Warburg could not have distributed in the US.

     PaineWebber financial advisors have also been able to leverage the capabilities and resources of UBS Warburg's Corporate and Institutional Clients business unit to allow clients access to enhanced liquidity and a broader array of markets. The linkage has also greatly expanded the hedging and monetization capabilities available to PaineWebber clients with concentrated equity holdings, typically clients who own a business, or have significant stock options in it, and are subject to formal or informal lock-ins which prevent them from selling their shareholdings.

Initiatives and Achievements

CORPORATE EMPLOYEE FINANCIAL SERVICES

In fourth quarter 2000 PaineWebber announced a major initiative to significantly expand its already successful stock option finance business through the formation of Corporate Employee Financial Services, "CEFS".

     CEFS features dedicated distribution, technology and service groups whose goal is to capture a larger share of the management and administration of the USD 1 trillion of stock options awarded to corporate executives in the US. PaineWebber already provides these services to well known companies such as Cisco, Enron, General Electric and Texas Instruments, whose 300,000 option holders together own more than USD 70 billion of in-the-money stock options managed by PaineWebber.

     The opportunity for PaineWebber is twofold: to administer employee stock option services for additional Fortune 1000 and major international corporations, and simultaneously to offer the highest levels of Internet-based and personalized service through its financial advisors to the employees of those companies.

     When properly coordinated, the combination of these services will allow PaineWebber not only to execute the options exercise for the option holders, but also to capture the clients as long term investors, managing the wealth they have generated. PaineWebber expects this business to grow strongly over the next twelve months.

Results

US Private Clients recorded a net loss for November and December 2000 of CHF 19 million. Adjusting for the effect of the retention payments of CHF 117 million, this represents a pretax operating profit of CHF 98 million for the two months.

     PaineWebber's strong asset gathering performance during November and December was in

                                                                     UBS WARBURG
                                                                22 FEBRUARY 2001

contrast to the seasonal slow down in transactional business, compounded this year by the delay in the results of the US Presidential election, which had a negative effect on client confidence and investment activity. As a result, net profit per month was about 39% lower than the rate in PaineWebber's individual client segment in third quarter 2000, after adjustment for the benefit of PaineWebber's invested equity. (Within UBS's management accounts, the benefit of invested equity is reflected in Corporate Center.)

     Total revenues for November and December were CHF 1,225 million, including approximately CHF 430 million of recurring fee revenue. This represents an overall decline of 2% from the run-rate recorded in PaineWebber's individual clients business in the third quarter, reflecting the effects of the seasonal slow-down.

     Total expenses for November and December were CHF 1,244 million. Personnel expenses were CHF 955 million, including CHF 117 million of retention payments for PaineWebber staff. Excluding these, overall expenses rose very slightly from prior levels, reflecting investments in the development of wrap fee products and the new CEFS business.

     Total headcount at 31 December 2000 was 21,490, including 8,871 financial advisors, up from 8,688 at 30 September 2000.

Outlook

The US Private Clients business is directly impacted, as are all other US brokers, by the continuing market volatility in the US and the fall in asset values, and would be impacted by any downturn in the US economy. Despite this, our focus on the core affluent client segment (households with investable assets in excess of USD 500,000) which is the segment with the largest, fastest growing pool of investable assets, positions us well to outperform our peers in revenue growth. PaineWebber will continue to grow its franchise, while broadening relationships with clients. Leveraging the product expertise and international scope of UBS Warburg's other business areas will bring a critical competitive advantage.

UBS WARBURG
22 FEBRUARY 2001


INTERNATIONAL PRIVATE CLIENTS

BUSINESS UNIT REPORTING

                                                     Quarter ended                    % change from                 Year ended
                                            -----------------------------------      ----------------        ----------------------
CHF million, except where indicated         31.12.00     30.9.00     31.12.99(1)     3Q00        4Q99        31.12.00    31.12.99(1)
-----------------------------------------------------------------------------------------------------------------------------------
Income                                            81          70           58          16          40             286         197
Credit loss expense (2)                           (1)         (1)          (1)          0           0              (4)         (3)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                            80          69           57          16          40             282         194
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                62          73           84         (15)        (26)            385         294
General and administrative expenses               38          35           52           9         (27)            188         187
Depreciation                                      13           7            9          86          44              30          25
Amortization of goodwill and
other intangible assets                            2           1            3         100         (33)              7          15
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                         115         116          148          (1)        (22)            610         521
-----------------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX             (35)        (47)         (91)         26          62            (328)       (327)
===================================================================================================================================

KPI's
Assets under management (CHF billion)             33          44           36         (25)         (8)
Net new money (CHF billion) (3)                 (2.5)        8.1          1.8        (131)          --           10.4         3.6
Gross AuM margin (bps)                            84          69           73          22          15             75          67
===================================================================================================================================

ADDITIONAL INFORMATION

                                                                                        % change from
                                                                                    ----------------------
As of                                   31.12.00       30.9.00       31.12.99       30.9.00       31.12.99
----------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)                 350           340            289             3             21
Headcount (full time equivalents)          1,154         1,177          1,386            (2)           (17)
----------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center.

(3)  Excludes interest and dividend income.

Key Performance Indicators

Assets under management decreased from CHF 44 billion at the end of the third quarter to CHF 33 billion at 31 December 2000, mostly due to the poor performance of equity markets, particularly in the US, and the fall of the US dollar against the Swiss franc.

     Net new money was CHF (2.5) billion. Quarter on quarter volatility in this measure reflects the relatively early stage of development of this business, in which decisions by a few large clients can have an exaggerated effect.

     The increase in the gross margin from 69 bps in third quarter to 84 bps in fourth quarter is a result of the loss of some low margin assets in the US and a strong performance in Europe, helped by increased advisory and asset-based fees.

     The increase over 1999 reflects improved performance in Europe and the success of the restructuring announced in first quarter 2000.

Results

Income in the fourth quarter increased by 16% to CHF 81 million, up from CHF 70 million in the third quarter, as the benefits of the restructuring in 2000 show through, and the new offices opened since 1999 continue to build up their franchises.

     Total expenses of CHF 115 million were 1% lower than in third quarter, reflecting the continued benefits of the restructuring which was started in the earlier part of the year, and the ongoing focus on cost control. Headcount fell marginally from 1,177 to 1,154.

                                                                     UBS WARBURG
                                                                22 FEBRUARY 2001

OUTLOOK

The transforming potential of the UBS merger with PaineWebber is particularly exciting for the International Private Clients business.

     UBS has a unique opportunity to target the market for wealthy clients in Europe with an enhanced, advisor-centric client offering, taking advantage of PaineWebber's expertise and award winning on-line technology. This unit will therefore be transferred to the Private Banking business unit, and brought together with its existing pan-European Private Banking offering.

UBS WARBURG
22 FEBRUARY 2001


E-SERVICES

BUSINESS UNIT REPORTING

                                                    Quarter ended                  % change from            Year ended
                                          --------------------------------        ----------------    --------------------
CHF million, except where indicated       31.12.00     30.9.00    31.12.99        3Q00        4Q99    31.12.00    31.12.99
--------------------------------------------------------------------------------------------------------------------------
Income                                           4          (5)          0           --           --        (1)          0
Credit loss expense                              0           0           0                                   0           0
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                           4          (5)          0         180                      (1)          0
--------------------------------------------------------------------------------------------------------------------------
Personnel expenses                              34          32          14           6         143         150          18
General and administrative expenses             43(1)       31          17          39         153         134(1)       18
Depreciation                                    17(1)        4           3         325         467          35(1)        3
Amortization of goodwill and
other intangible assets                          0           1           0        (100)                      1           0
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                        94          68          34          38         176         320          39
--------------------------------------------------------------------------------------------------------------------------
BUSINESS UNIT PERFORMANCE BEFORE TAX           (90)        (73)        (34)        (23)       (165)       (321)        (39)
==========================================================================================================================

ADDITIONAL INFORMATION

                                                                                    % change from
                                                                                ---------------------
As of                                   31.12.00     30.9.00      31.12.99      30.9.00      31.12.99
-----------------------------------------------------------------------------------------------------
Regulatory equity used (avg)                   0           0             0
Headcount (full time equivalents)            410         384            70            7           486
-----------------------------------------------------------------------------------------------------

(1) The quarter ended and year ended 31 December 2000 General and administrative expenses and Depreciation have been adjusted for Significant Financial Events in respect of PaineWebber integration costs of by CHF 80 million and CHF 72 million respectively.

Results discussion

The products of the e-services initiative are to be fully integrated, along with the International Private Clients business unit into the core of UBS's new on-shore wealth management strategy in Europe, extending PaineWebber's advisor-centric business model to new markets.

     With the focus now on more upscale clients rather than those e-services originally targeted, UBS has reviewed the project's existing assets to determine which can be redeployed in support of the new strategy.

     The multi-currency and multi-entity core banking systems developed for e-services will be integrated with PaineWebber developed front-end technology to produce a multi-lingual pan-European processing platform with on-line customer interfaces tailored to each country's specific needs.

     Those parts of the infrastructure that were relevant to a mass affluent market, such as the telephone call-centers, have been closed and the investment in them written off, resulting in a charge of CHF 80 million in general and administrative expenses. In addition, capitalized software costs relating to parts of the systems which will not now be used have been written off, resulting in a CHF 72 million charge to depreciation. These two amounts form part of the PaineWebber restructuring charges, and as a result these costs do not appear in the adjusted business unit results.

                                                                CORPORATE CENTER
                                                                22 FEBRUARY 2001

CORPORATE CENTER

BUSINESS GROUP REPORTING (3)

                                                 Quarter ended                     % change from                 Year ended
                                         ---------------------------------        -------------------     ------------------------
CHF million , except where indicated     31.12.00    30.9.00    31.12.99(1)       3Q00          4Q99      31.12.00     31.12.99(1)
----------------------------------------------------------------------------------------------------------------------------------
Income                                        284         41         405           593           (30)          358          372
Credit loss expense (2)                       166        374         272           (56)          (39)        1,161          448
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                        450        415         677             8           (34)        1,519          820
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                            101         99         356             2           (72)          490          548
General and administrative expenses             7         96         328           (93)          (98)          281          385
Depreciation                                  107         78         153            37           (30)          320          366
Amortization of goodwill and
other intangible assets                        11         10          17            10           (35)           44           50
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                      226        283         854           (20)          (74)        1,135        1,349
----------------------------------------------------------------------------------------------------------------------------------
BUSINESS GROUP PERFORMANCE BEFORE TAX         224        132        (177)           70             --           384         (529)
==================================================================================================================================

ADDITIONAL INFORMATION

                                                                                     % change from
                                                                                 ----------------------
As of                                   31.12.00      30.9.00      31.12.99      30.9.00       31.12.99
-------------------------------------------------------------------------------------------------------
Regulatory equity used (avg)               8,450        9,750         7,850          (13)             8
Headcount (full time equivalents)            986          921           862            7             14
-------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

(2) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center.

(3) Figures have been adjusted for Significant Financial Events. Year ended 31 December 1999 income has been adjusted for CHF 38 million income from the residual holding in Long Term Capital Management (LTCM), CHF 1,490 million from the sale of our 25% stake in Swiss Life / Rentenanstalt and CHF 110 million from the sale of Julius Baer registered shares. The quarter ended and year ended 31 December 2000 Personnel expenses have been adjusted for PaineWebber integration costs of CHF 32 million. General and administrative expenses for year ended 31 December 2000 have been adjusted for the net additional CHF 150 million provision relating to the US Global Settlement and the quarter ended 31 December 2000 has been adjusted for the reduction in the provision of CHF 50 million. The quarter ended 31 December 1999 income has been adjusted for a gain of CHF 12 million relating to LTCM. The quarter ended and year-to-date 31 December 1999 Personnel expenses have been adjusted by CHF 456 million relating to a Pension Fund Accounting Credit. The quarter ended and year-to-date 31 December 1999 General and administrative expenses have been adjusted for CHF 300 million for the UBS / SBC Restructuring Provision and CHF 154 million for the increase in the provision for the US Global Settlement.

Results discussion

Adjusted for significant financial events, Corporate Center recorded a pre-tax profit of CHF 224 million for fourth quarter 2000, versus a pre-tax profit of CHF 132 million for third quarter 2000 and a pre-tax loss of CHF 177 million during fourth quarter 1999.

     The credit loss recovery booked in Corporate Center represents the difference between the adjusted statistically calculated expected losses charged to the business units and the actual credit loss recovery recognized in the Group financial accounts. UBS Group recorded a credit loss expense of CHF 95 million this quarter, however this continued to be lower than the amounts charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 166 million, compared to CHF 374 million in third quarter 2000.

FINANCIAL INFORMATION
22 FEBRUARY 2001

FINANCIAL INFORMATION

UBS GROUP INCOME STATEMENT

                                                           Quarter ended               % change from         Year ended
                                                 ----------------------------------   ---------------   -----------------------
CHF million, except per share data        Note   31.12.00    30.9.00    31.12.99(1)   3Q00       4Q99   31.12.00    31.12.99(1)
-------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
Interest income                             3     15,186     12,480       9,958        22         53     51,745       35,604
Interest expense                            3    (13,213)   (10,649)     (8,215)      (24)       (61)   (43,615)     (29,695)
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                1,973      1,831       1,743         8         13      8,130        5,909
Credit loss expense / recovery                       (95)       142         (46)       --         --        130         (956)
-------------------------------------------------------------------------------------------------------------------------------
Net interest income after
credit loss expense / recovery                     1,878      1,973       1,697        (5)        11      8,260        4,953
-------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income               4      5,003      3,865       3,357        29         49     16,703       12,607
Net trading income                          5      1,916      2,368       1,162       (19)        65      9,953        7,719
Net gains from disposal of
associates and subsidiaries                           60          0          49                   22         83        1,821
Other income                                         443        339         524        31        (15)     1,403        1,325
-------------------------------------------------------------------------------------------------------------------------------
Total operating income                             9,300      8,545       6,789         9         37     36,402       28,425
===============================================================================================================================
OPERATING EXPENSES
Personnel                                   6      4,424      3,863       2,654        15         67     17,163       12,577
General and administrative                  6      2,088      1,503       2,319        39        (10)     6,765        6,098
Depreciation and amortization               6        852        476         567        79         50      2,275        1,857
-------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                           7,364      5,842       5,540        26         33     26,203       20,532
===============================================================================================================================
OPERATING PROFIT BEFORE
TAX AND MINORITY INTERESTS                         1,936      2,703       1,249       (28)        55     10,199        7,893
===============================================================================================================================
Tax expense                                          442        621         161       (29)       175      2,320        1,686
-------------------------------------------------------------------------------------------------------------------------------
NET PROFIT BEFORE MINORITY INTERESTS               1,494      2,082       1,088       (28)        37      7,879        6,207
===============================================================================================================================
Minority interests                                   (45)        (7)        (19)     (543)      (137)       (87)         (54)
-------------------------------------------------------------------------------------------------------------------------------
NET PROFIT                                         1,449      2,075       1,069       (30)        36      7,792        6,153
===============================================================================================================================
Basic earnings per share (CHF) (3)          7       3.39       5.15        2.69       (34)        26      19.33        15.20
Basic earnings per share
before goodwill (CHF) (2), (3)              7       4.02       5.46        2.92       (26)        38      20.99        16.04
Diluted earnings per share (CHF) (3)        7       3.34       5.09        2.66       (34)        26      19.04        15.07
Diluted earnings per share
before goodwill (CHF) (2), (3)              7       3.95       5.40        2.88       (27)        37      20.67        15.90
-------------------------------------------------------------------------------------------------------------------------------

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (2) The amortization of goodwill and other intangible assets is excluded from this calculation. 3 1999 share figures are restated for the two-for-one share split, effective 8 May 2000.

                                                                    NOTES TO THE
                                                           FINANCIAL INFORMATION
                                                                22 FEBRUARY 2001

NOTES TO THE FINANCIAL INFORMATION

NOTE 1 ACQUISITION OF PAINE WEBBER GROUP, INC.

On 3 November 2000, UBS completed its acquisition of 100% of the outstanding common stock of the Paine Webber Group, Inc., in a transaction accounted for using the purchase method of accounting, making PaineWebber a wholly owned subsidiary of UBS. Results of operations of PaineWebber are included in the consolidated results beginning on the date of acquisition. Under International Accounting Standards, the valuation of shares and options issued is measured as of the date the acquisition was completed, 3 November 2000. Purchase consideration of CHF 22.0 billion (USD 12.5 billion) consists of the following:

                                                                 CHF         USD
                                                               million     million
----------------------------------------------------------------------------------
Value of shares issued (40,580,570 shares issued)               10,246      5,817
Value of options issued (options on 6,325,270 shares issued)       992        563
Cash consideration                                              10,607      6,021
Direct costs of the acquisition                                    115         65
----------------------------------------------------------------------------------
Total purchase price                                            21,960     12,466
Fair value of net assets acquired                               (5,630)    (3,196)
----------------------------------------------------------------------------------
Total intangible assets(1)                                      16,330      9,270
Intangible assets other than goodwill                           (4,695)    (2,665)
----------------------------------------------------------------------------------
Goodwill arising from acquisition                               11,635      6,605
Purchased goodwill                                               1,202        682
----------------------------------------------------------------------------------
TOTAL GOODWILL AT 3 NOVEMBER 2000                               12,837      7,287

Effect of translation adjustments                                 (898)
Amortization from 3 November 2000                                 (103)       (61)
----------------------------------------------------------------------------------
Balance of goodwill at 31 December 2000                         11,836      7,226
==================================================================================

(1) Excluding purchased goodwill

The resulting goodwill and intangible assets will be amortized using the straight line method over their estimated useful lives of 20 years.

In addition, UBS has entered into employee retention agreements that provide for payments to key PaineWebber employees which are subject to the employee's continued employment and other restrictions. The estimated cost to the Group for the agreements is approximately CHF 1.5 billion (USD 875 million) over a four year period.

NOTES TO THE
FINANCIAL INFORMATION
22 FEBRUARY 2001


NOTE 2 REPORTING BY BUSINESS GROUP

The Business Group results have been presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments have been reflected in the performance of each business. The basis of the reporting reflects the management of the business within the Group. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length.

FOR THE YEAR ENDED 31 DECEMBER 2000

                                             UBS       UBS Asset        UBS       Corporate      UBS
CHF million                              Switzerland   Management     Warburg      Center       Group
-------------------------------------------------------------------------------------------------------
Revenues                                   14,182        1,953        19,779          358       36,272
Credit loss recovery(1)                      (784)           0          (247)       1,161          130
-------------------------------------------------------------------------------------------------------
Total operating income                     13,398        1,953        19,532        1,519       36,402
=======================================================================================================
Personnel expenses                          4,759          880        11,002          522       17,163
General and administrative expenses         2,394          439         3,501          431        6,765
Depreciation                                  508           49           731          320        1,608
Amortization of goodwill and
other intangible assets                        62          263           298           44          667
-------------------------------------------------------------------------------------------------------
Total operating expenses                    7,723        1,631        15,532        1,317       26,203
=======================================================================================================
BUSINESS GROUP PERFORMANCE BEFORE TAX       5,675          322         4,000          202       10,199
Tax expense                                                                                      2,320
-------------------------------------------------------------------------------------------------------
NET PROFIT BEFORE MINORITY INTERESTS                                                             7,879
Minority interests                                                                                 (87)
-------------------------------------------------------------------------------------------------------
NET PROFIT                                                                                       7,792
=======================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit expense/recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center. The divisional breakdown of the net credit recovery/(expense) for financial reporting purposes of CHF 130 million for the year 31 December 2000 is as follows: UBS Switzerland CHF 695 million, UBS Warburg CHF (565) million.

FOR THE YEAR ENDED 31 DECEMBER 1999(2)

                                                             UBS      UBS Asset       UBS     Corporate       UBS
CHF million                                              Switzerland  Management    Warburg     Center       Group
--------------------------------------------------------------------------------------------------------------------
Revenues                                                   12,761       1,369       13,241       2,010       29,381
Credit loss expense(1)                                     (1,071)          0         (333)        448         (956)
--------------------------------------------------------------------------------------------------------------------
Total operating income                                     11,690       1,369       12,908       2,458       28,425
====================================================================================================================
Personnel expenses                                          4,691         516        7,278          92       12,577
General and administrative expenses                         2,308         271        2,680         839        6,098
Depreciation                                                  460          32          659         366        1,517
Amortization of goodwill and other intangible assets           23         113          154          50          340
--------------------------------------------------------------------------------------------------------------------
Total operating expenses                                    7,482         932       10,771       1,347       20,532
====================================================================================================================
BUSINESS GROUP PERFORMANCE BEFORE TAX                       4,208         437        2,137       1,111        7,893
Tax expense                                                                                                   1,686
--------------------------------------------------------------------------------------------------------------------
NET PROFIT BEFORE MINORITY INTERESTS                                                                          6,207
Minority interests                                                                                              (54)
--------------------------------------------------------------------------------------------------------------------
NET PROFIT                                                                                                    6,153
====================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit expense/recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center. The divisional breakdown of the net credit loss recovery (expense) for financial reporting purposes of CHF (956) million for the year ended 31 December 1999 is as follows:
UBS Switzerland CHF (985) million, UBS Warburg CHF 20 million, Corporate Center CHF 9 million.

(2) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

                                                                    Notes to the
                                                           Financial Information
                                                                22 February 2001

NOTE 3 NET INTEREST INCOME

                                                                                 Quarter ended             % change from
                                                                          ------------------------------   --------------
CHF million                                                               31.12.00  30.9.00  31.12.99(1)   3Q00      4Q99
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest earned on loans and advances to banks                              2,029    1,507      1,946       35         4
Interest earned on loans and advances to customers                          3,626    3,913      3,385       (7)        7
Interest from finance leasing                                                   6       11         13      (45)      (54)
Interest earned on securities borrowed and reverse repurchase agreements    5,673    4,396      3,046       29        86
Interest and dividend income from financial investments                        63       39         52       62        21
Interest and dividend income from trading portfolio                         3,712    2,554      1,462       45       154
Other                                                                          77       60         54       28        43
---------------------------------------------------------------------------------------------------------------------------
Total                                                                      15,186   12,480      9,958       22        53
---------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
Interest on amounts due to banks                                            2,510    1,415      2,039       77        23
Interest on amounts due to customers                                        2,360    2,692      2,161      (12)        9
Interest on securities lent and repurchase agreements                       4,675    3,533      2,070       32       126
Interest and dividend expense from trading portfolio                        1,449    1,136        485       28       199
Interest on medium and long term debt                                       2,219    1,873      1,460       18        52
---------------------------------------------------------------------------------------------------------------------------
Total                                                                      13,213   10,649      8,215       24        61
---------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                         1,973    1,831      1,743        8        13
===========================================================================================================================

                                                                                 Year ended
                                                                           ----------------------
CHF million                                                                31.12.00   31.12.99(1)
-------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest earned on loans and advances to banks                               5,615      6,105
Interest earned on loans and advances to customers                          14,692     12,077
Interest from finance leasing                                                   36         49
Interest earned on securities borrowed and reverse repurchase agreements    19,088     11,422
Interest and dividend income from financial investments                        202        160
Interest and dividend income from trading portfolio                         11,842      5,598
Other                                                                          270        193
-------------------------------------------------------------------------------------------------
Total                                                                       51,745     35,604
-------------------------------------------------------------------------------------------------

INTEREST EXPENSE
Interest on amounts due to banks                                             6,155      5,515
Interest on amounts due to customers                                         9,505      8,330
Interest on securities lent and repurchase agreements                       14,915      8,446
Interest and dividend expense from trading portfolio                         5,309      2,070
Interest on medium and long term debt                                        7,731      5,334
-------------------------------------------------------------------------------------------------
Total                                                                       43,615     29,695
-------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                                          8,130      5,909
=================================================================================================


(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation.

NOTES TO THE
FINANCIAL INFORMATION
22 FEBRUARY 2001

NOTE 4 NET FEE AND COMMISSION INCOME

                                                        Quarter ended              % change from         Year ended
                                                ------------------------------     --------------    --------------------
CHF million                                     31.12.00   30.9.00    31.12.99     3Q00      4Q99    31.12.00    31.12.99
-------------------------------------------------------------------------------------------------------------------------
CREDIT-RELATED FEES AND COMMISSIONS                96         69          72        39       33         310         372
-------------------------------------------------------------------------------------------------------------------------

SECURITY TRADING AND INVESTMENT ACTIVITY FEES
Underwriting fees(1)                              480        364         307        32       56       1,434         905
Corporate finance fees(1)                         608        403         439        51       38       1,772       1,298
Brokerage fees                                  1,552      1,261       1,124        23       38       5,792       3,934
Investment fund fees                              820        641         510        28       61       2,821       1,915
Fiduciary fees                                     90         86          74         5       22         351         317
Custodian fees                                    364        349         305         4       19       1,439       1,583
Portfolio and other
management and advisory fees(1)                 1,156        890         717        30       61       3,677       2,612
Other                                               6         15         (18)      (60)      --          50          57
-------------------------------------------------------------------------------------------------------------------------
Total                                           5,076      4,009       3,458        27       47      17,336      12,621
-------------------------------------------------------------------------------------------------------------------------
COMMISSION INCOME FROM OTHER SERVICES             235        176         190        34       24         802         765
-------------------------------------------------------------------------------------------------------------------------
TOTAL FEE AND COMMISSION INCOME                 5,407      4,254       3,720        27       45      18,448      13,758
-------------------------------------------------------------------------------------------------------------------------

FEE AND COMMISSION EXPENSE
Brokerage fees paid                               258        244         228         6       13       1,084         795
Other                                             146        145         135         1        8         661         356
-------------------------------------------------------------------------------------------------------------------------
Total                                             404        389         363         4       11       1,745       1,151
-------------------------------------------------------------------------------------------------------------------------

NET FEE AND COMMISSION INCOME                   5,003      3,865       3,357        29       49      16,703      12,607
=========================================================================================================================

(1) In 1999, corporate finance related advisory fees were included in Portfolio and other management and advisory fees. These fees are now reported in Corporate finance fees together with merger and acquisition fees which were previously reported in Underwriting and corporate finance fees. 1999 figures have been restated accordingly.

NOTE 5 NET TRADING INCOME

                              Quarter ended             % change from        Year ended
                      --------------------------------  -------------   ----------------------
CHF million           31.12.00   30.9.00   31.12.99(1)  3Q00     4Q99   31.12.00   31.12.99(1)
----------------------------------------------------------------------------------------------
Foreign exchange(2)       352       255       216        38       63     1,287      1,108
Fixed income              168       101       575        66      (71)      912      2,603
Equities                1,396     2,012       371       (31)     276     7,754      4,008
----------------------------------------------------------------------------------------------
NET TRADING INCOME      1,916     2,368     1,162       (19)      65     9,953      7,719
==============================================================================================

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (2) Includes other trading income such as banknotes, precious metals and commodities.

                                                                    NOTES TO THE
                                                           FINANCIAL INFORMATION
                                                                22 FEBRUARY 2001

NOTE 6 OPERATING EXPENSES

                                                   Quarter ended            % change from         Year ended
                                           -----------------------------    -------------     --------------------
CHF million                                31.12.00   30.9.00   31.12.99    3Q00     4Q99     31.12.00    31.12.99
------------------------------------------------------------------------------------------------------------------
PERSONNEL EXPENSES
Salaries and bonuses                        3,228      3,025     2,200        7       47       13,523       9,872
Contractors                                   206        184       277       12      (26)         725         886
Insurance and social contributions            252        217       155       16       63          959         717
Contribution to retirement benefit plans      112        125      (329)     (10)      --          475           8
Employee share plans                           32         24        20       33       60           97         151
Other personnel expenses                      594        288       331      106       79        1,384         943
------------------------------------------------------------------------------------------------------------------
TOTAL                                       4,424      3,863     2,654       15       67       17,163      12,577
==================================================================================================================

GENERAL AND ADMINISTRATIVE EXPENSES
Occupancy                                     294        211       248       39       19          979         847
Rent and maintenance
of machines and equipment                     164        100       194       64      (15)         520         410
Telecommunications and postage                288        214       208       35       38          914         756
Administration                                227        165       308       38      (26)         750         784
Marketing and public relations                165        106       143       56       15          480         335
Travel and entertainment                      220        144       173       53       27          656         552
Professional fees                             241        141       195       71       24          660         526
IT and other outsourcing                      389        293       384       33        1        1,246       1,289
Other                                         100        129       466      (22)     (79)         560         599
------------------------------------------------------------------------------------------------------------------
TOTAL                                       2,088      1,503     2,319       39      (10)       6,765       6,098
==================================================================================================================

DEPRECIATION AND AMORTIZATION
Property, equipment and software              586        350       479       67       22        1,608       1,517
Goodwill and other intangible assets          266        126        88      111      202          667         340
------------------------------------------------------------------------------------------------------------------
TOTAL                                         852        476       567       79       50        2,275       1,857
------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                    7,364      5,842     5,540       26       33       26,203      20,532
==================================================================================================================

NOTES TO THE
FINANCIAL INFORMATION
22 FEBRUARY 2001

NOTE 7 EARNINGS PER SHARE

                                                                Quarter ended                     % change from
                                                ---------------------------------------------     -------------
                                                  31.12.00         30.9.00        31.12.99(1)     3Q00     4Q99
-------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE CALCULATION
Net profit for the period (CHF million)               1,449            2,075            1,069     (30)      36
Net profit for the period before
goodwill amortization (CHF million)(2)                1,715            2,201            1,157     (22)      48
Weighted average shares outstanding:
Registered ordinary shares                      439,952,307      431,697,293      430,683,246       2        2
Own shares to be delivered                        8,232,849                0                0      --       --
Treasury shares                                 (21,313,375)     (28,873,507)     (33,786,574)     26       37
-------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
FOR BASIC EARNINGS PER SHARE                    426,871,781      402,823,786      396,896,672       6        8
===================================================================================================================
BASIC EARNINGS PER SHARE (CHF)                         3.39             5.15             2.69     (34)      26
BASIC EARNINGS PER SHARE
BEFORE GOODWILL AMORTIZATION (CHF)(2)                  4.02             5.46             2.92     (26)      38
===================================================================================================================
DILUTED EARNINGS PER SHARE CALCULATION
Net profit for the period (CHF million)               1,449            2,075            1,069     (30)      36
Net profit for the period
before goodwill amortization (CHF million)(2)         1,715            2,201            1,157     (22)      48
Weighted average shares for
basic earnings per share                        426,871,781      402,823,786      396,896,672       6        8
Potential dilutive ordinary shares
resulting from outstanding options,
warrants and convertible debt securities          7,215,838        4,613,913        4,837,702      56       49
-------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES FOR
DILUTED EARNINGS PER SHARE                      434,087,619      407,437,699      401,734,374       7        8
===================================================================================================================
DILUTED EARNINGS PER SHARE (CHF)                       3.34             5.09             2.66     (34)      26
DILUTED EARNINGS PER SHARE
BEFORE GOODWILL AMORTIZATION (CHF)(2)                  3.95             5.40             2.88     (27)      37
===================================================================================================================

                                                          Year ended
                                                 --------------------------------
                                                  31.12.00        31.12.99(1)
---------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE CALCULATION
Net profit for the period (CHF million)                7,792            6,153
Net profit for the period before
goodwill amortization (CHF million)(2)                 8,459            6,493
Weighted average shares outstanding:
Registered ordinary shares                       433,486,003      430,497,026
Own shares to be delivered                         2,058,212                0
Treasury shares                                  (32,514,906)     (25,754,544)(3)
---------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
FOR BASIC EARNINGS PER SHARE                     403,029,309      404,742,482
=================================================================================
BASIC EARNINGS PER SHARE (CHF)                         19.33            15.20
BASIC EARNINGS PER SHARE
BEFORE GOODWILL AMORTIZATION (CHF)(2)                  20.99            16.04
=================================================================================
DILUTED EARNINGS PER SHARE CALCULATION
Net profit for the period (CHF million)               7,778(5)          6,153
Net profit for the period
before goodwill amortization (CHF million)(2)         8,445(5)          6,493
Weighted average shares for
basic earnings per share                         403,029,309      404,742,482
Potential dilutive ordinary shares
resulting from outstanding options,
warrants and convertible debt securities           5,496,591        3,632,670(4)
---------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES FOR
DILUTED EARNINGS PER SHARE                       408,525,900      408,375,152
=================================================================================
DILUTED EARNINGS PER SHARE (CHF)                       19.04            15.07
DILUTED EARNINGS PER SHARE
BEFORE GOODWILL AMORTIZATION (CHF)(2)                  20.67            15.90
=================================================================================

(1) The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation. (2) The amortization of goodwill and other intangible assets is excluded from this calculation. (3) Treasury shares have increased by 11,371,720 for the year ended 31 December 1999, due to a change in accounting policy. (4) Share amount has been adjusted by 1,414,114 representing other potentially dilutive instruments for the year ended 31 December 1999, due to a change in accounting policy. (5) Net profit has been adjusted for the dilutive impact of own equity derivative activity in accordance with International Accounting Standards.


1999 share figures are restated for the two-for-one share split, effective 8 May 2000.

                                                                    NOTES TO THE
                                                           FINANCIAL INFORMATION
                                                                22 FEBRUARY 2001


NOTE 8 SIGNIFICANT CURRENCY TRANSLATION RATES

The following table shows the significant rates used to translate the financial statements of foreign entities into Swiss francs.

                             SPOT RATE                       AVERAGE RATE
                               As of                         Year-to-date
                   ------------------------------   ------------------------------
                   31.12.00   30.9.00    31.12.99   31.12.00    30.9.00   31.12.99
----------------------------------------------------------------------------------
1 USD                1.64       1.73       1.59       1.69       1.67       1.50
1 EUR                1.52       1.52       1.61       1.56       1.57       1.60
1 GBP                2.44       2.53       2.58       2.57       2.58       2.43
100 JPY              1.43       1.60       1.56       1.57       1.57       1.33

UBS SHARE INFORMATION
22 FEBRUARY 2001

INFORMATION FOR SHAREHOLDERS

UBS Registered Shares (Par Value CHF 10),
ISIN Number CH0010740741, CUSIP Number H8920G155

TICKER SYMBOLS
----------------------------------------------------------------------------------------
Stock exchange listings               Bloomberg              Reuters            Telekurs
----------------------------------------------------------------------------------------
SWX (Swiss exchange)                    UBSN SW              UBSZn.S           UBSN, 004
----------------------------------------------------------------------------------------
NYSE (New York Stock Exchange)           UBS US                UBS.N             UBS, 65
----------------------------------------------------------------------------------------
Tokyo                                   8657 JP                UBS.T         N16631, 106
----------------------------------------------------------------------------------------

FINANCIAL CALENDAR
---------------------------------------------------------------------
Publication of 2000 Annual Report             Thursday, 15 March 2001
---------------------------------------------------------------------
Annual General Meeting                        Thursday, 26 April 2001
---------------------------------------------------------------------
Publication first-quarter 2001 results           Tuesday, 15 May 2001
---------------------------------------------------------------------
Publication second-quarter 2001 results       Tuesday, 14 August 2001
---------------------------------------------------------------------
Publication third-quarter 2001 results      Tuesday, 13 November 2001
---------------------------------------------------------------------


FOR INFORMATION CONTACT

UBS AG
Investor Relations G41B
P.O. Box
CH-8098 Zurich
Phone +41-1-234 41 00
Fax +41-1-234 34 15
E-Mail SH-investorrelations@ubs.com
www.ubs.com/investor-relations


CHANGE OF ADDRESS

UBS AG
Shareholder Services GUMV
P.O. Box CH-8098 Zurich
Phone +41-1-235 62 02
Fax +41-1-235 31 54
E-Mail SH-shareholder-services@ubs.com


UBS has also produced an interactive version of this Fourth Quarter 2000 Report. This can be viewed online in the Fourth Quarter Results section of the UBS Investor Relations website.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of new European wealth management strategy and the implementation of a new business model for UBS Capital, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, (6) legislative developments and (7) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.

More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.


IMPRINT

Publisher: UBS AG, Investor Relations Department
Production: UBS AG, Group Management Support
Language: English; Copyright: UBS AG, Switzerland
SAP-R/3 80834E-0101

[UBS LOGO]


UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  UBS AG

                                                  By: /s/ Robert Dinerstein
                                                      ---------------------
                                                      Name:  Robert Dinerstein
                                                      Title: Managing Director

                                                  By: /s/ Robert Mills
                                                      ---------------------
                                                      Name:  Robert Mills
                                                      Title: Managing Director



Date: February 28, 2001